October 6, 2005

VIA EDGAR

Ms. Karen J. Garnett
Mail Stop 4561
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:         Weingarten Realty Investors
    Registration Statement on Form S-3
File No. 333-127969

Form 10-K for the year ended December 31, 2004
File No. 1-09876

Dear Ms. Garnett:

The following are the responses of Weingarten Realty Investors ("WRI") to the Staff's comment letter dated September 9, 2005.

Form S-3

General

1.	Please explain the structure of your company. From the name of your operating partnership, “WRI Trautmann, L.P.,” it appears to us that you may have multiple operating partnerships.

Weingarten Realty Investors, a real estate investment trust organized under the Texas Real Estate Investment Trust Act, and its predecessor entity began the ownership and development of shopping centers and other commercial real estate in 1948. As of June 30, 2005, we owned or operated under long-term leases, either directly or through our interest in joint ventures or partnerships, interests in 350 developed income-producing real estate projects and three projects in various stages of development. Included in our portfolio as of June 30, 2005 are 294 shopping centers and 59 industrial projects, which are located in 20 states that span the southern half of the United States from coast to coast. Our interest in these projects amounts to approximately 47.0 million square feet of building area.

Substantially all of our properties are owned directly by WRI (subject in some cases to mortgages), although our interests in some properties are held indirectly through interests in joint ventures or under long-term leases. We currently participate in 73 joint ventures or partnerships that hold 64 of our properties. Of these 73 ventures, eight use the DownREIT operating partnership structure in which our partners are numerous and are passive investors. The remaining ventures involve one or more partners that are actively involved in the venture. Our ownership interest ranges from 20% to 99%; we are normally the managing partner and receive a management fee for acting in this capacity. Ventures using the DownREIT operating partnership structure generally give our partners the right to redeem their DownREIT operating partnership units and leave the venture one year after its formation. Those ventures using other structures have typical buy/sell provisions that allow any partner to exit at his option.

2.	Please tell us when Class A partnership units, the underlying shares of which are the subject of this offering, were first issued and provide us with a copy of the partnership agreement.

The Class A partnership units were issued on August 17, 2004 and a copy of the partnership agreement is attached.

Incorporation of Documents by Reference, page 16

3.
Please revise your list of documents incorporated by reference to include your quarterly report for the period ending March 31, 2005, filed May 10, 2005 on Form 10-Q, as well as any other reports that you file before the effective date of the registration statement.

We agree with your comment and will revise our disclosure to appropriately include the quarterly report for the period March 31, 2005, filed on May 10, 2005 on Form 10-Q, as well as any other reports filed before the effective date of this registration statement.

Form 10-K for the year ended December 31, 2004

Item 9A. Controls and Procedures, page 55

4.
Please amend your Form 10-K to include the discussion of disclosure controls and procedures required by Item 9A and referenced in the CEO and CFO certifications. Refer to Item 307 of Regulation S-K. We note that your annual report is incorporated by reference into your registration statement.

We agree with your comment to revise Item 9A to include the conclusions of the principal executive officer and principal financial officer regarding the effectiveness of the disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) promulgated under the Securities and Exchange Act of 1934. We request that we revise our future filings in lieu of amending our Form 10-K for the fiscal year ended December 31, 2004.

If you have any questions, please do not hesitate to contact me at (713) 868-6540.

Sincerely,

/s/ Joe D. Shafer
_______________________________
Joe D. Shafer
Vice President/Chief Accounting Officer

Enclosure

cc:	Geoffrey Ossias, Securities and Exchange Commission
Stephen Richter, Weingarten Realty Investors
Elisabeth Fisher, Deloitte & Touche LLP
Gina Betts, Locke Locke & Sapp LLP

Execution Copy

AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

WRI TRAUTMANN, L.P.

DATED AS OF AUGUST 17, 2004

i

Exhibit A	-	Partners, Capital Accounts and Partnership Interests
Exhibit B	-	Capital Account Maintenance Rules
Exhibit C	-	Special Allocation Rules
Exhibit D-1	-	Form of Notice of Put
Exhibit D-2	-	Form of Call Notice
Exhibit E-1	-	Description of Plantation Center Property
Exhibit E-2	-	Description of North Creek Plaza Property
Exhibit F	-	Certificate for Class A Units of WRI Trautmann, L.P.
Exhibit G-1	-	Required Amount (North Creek Plaza) of Contributor LPs
Exhibit G-2	-	Required Amount (Plantation Centre) of Contributor LPs
Exhibit H	-	Capital Contributions
Schedule 1	-	704(c) Values and Agreed Values of Properties
Schedule 2	-	List of WRI and Property Tenants in which Limited Partners own actually or constructively more than five percent (5%)

AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
WRI TRAUTMANN, L.P.

This Amended and Restated Agreement of Limited Partnership, dated to be effective as of August 17, 2004 (this "Agreement"), is entered into by and among Weingarten Realty Investors, a Texas real estate investment trust, as general partner (the "General Partner") and those Persons (collectively, the "Limited Partners") whose names are set forth on the attached Exhibit A beneath the caption "Limited Partners."

WHEREAS, WRI Trautmann, L.P. (the "Partnership") was formed under the Delaware Revised Uniform Limited Partnership Act pursuant to an Agreement of Limited Partnership dated March 3, 2004;

WHEREAS, upon formation of the Partnership, Weingarten Nostat, Inc., a Texas corporation ("Nostat") was the initial limited partner of the Partnership; and

WHEREAS, the original partners in the Partnership desire to admit each of the Limited Partners to the Partnership as a Limited Partner upon the terms and conditions set forth herein, in connection with the withdrawal of Nostat from the Partnership.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree to continue the Partnership upon the following terms and conditions:

ARTICLE I.

DEFINED TERMS

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

"Accounting Period" means any fiscal year of the Partnership and any portion of a fiscal year of the Partnership for which separate accounting is appropriate (it being understood that, whenever appropriate, references herein to fiscal years of the Partnership shall be considered references to Accounting Periods).

"Act" means the Delaware Revised Uniform Limited Partnership Act, as it may be amended from time to time, and any successor to such statute.

"Additional Return" means an amount payable to the General Partner equal to the sum of (i) the greater of (A) fifteen percent (15%) of the initial aggregate Agreed Values of the Properties as of the Effective Date and (B) the aggregate Capital Contributions made by the General Partner to the Partnership as of the Effective Date multiplied by three, plus (ii) twelve percent (12%) per annum (the "Rate") of the balance of the Unpaid Additional Return as of the end of each fiscal year of the Partnership; provided, however, that at the end of the first fiscal year of the Partnership the accrual of the Additional Return at the Rate shall be calculated based upon the number of months (including the month during which this Agreement is executed as a whole month notwithstanding that this Agreement may be executed on a day other than the first day of such month) in the period beginning upon the Effective Date and ending as of December 31, 2004.

"Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each Partnership Year (i) increased by any amounts which such Partner is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) and (ii) decreased by the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Adjusted Capital Account Deficit" means, with respect to any Partner, the deficit balance, if any, in such Partner's Adjusted Capital Account as of the end of the relevant Partnership Year.

"Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Exhibit B hereto.

"Affiliate" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any Person of which such Person owns or controls ten percent (10%) or more of the voting interests or (iv) any officer, director, general partner, manager, managing member or trustee of such Person or any Person referred to in clauses (i), (ii), or (iii) above. For purposes of this definition, "control," when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Agreed Value" means (i) in the case of any Contributed Property, the 704(c) Value of such property as of the time of its contribution to the Partnership, reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed (the Partners hereby agree that the Agreed Values of the interests in the Properties contributed by the Contributor LPs to the Partnership as of the Effective Date are as set forth in Schedule 1 hereto and the Agreed Values of the interests in the Properties contributed by the General Partner to the Partnership are as set forth in Section 4.1.A); and (ii) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property at the time such property is distributed (after taking into account any adjustment to be made pursuant to Exhibit B hereto immediately prior to such distribution), reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution as determined under Section 752 of the Code and the Regulations thereunder.

"Agreement" means this Amended and Restated Agreement of Limited Partnership, as it may be amended, supplemented or restated from time to time.

"Assignee" means a Person to whom one or more Partnership Units have been transferred in a manner permitted under this Agreement, but who has not become a Substituted Limited Partner, and who has only the rights set forth in Section 11.4 hereof.

"Assumed Debt" has the meaning set forth in Section 4.1.A hereof.

"Bankruptcy" shall mean, with respect to the affected party, (i) the entry of an order for relief under the Bankruptcy Code, (ii) the filing by it of a petition in bankruptcy or a petition for relief under the Bankruptcy Code or any other applicable federal or state bankruptcy or insolvency statute or any similar law or (iii) the filing of an involuntary petition under the Bankruptcy Code without such petition being vacated.

"Bankruptcy Code" shall mean Title 11 of the United States Code, as amended.

"Book-Tax Disparity" means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained, with respect to each such Contributed Property or Adjusted Property, strictly in accordance with federal income tax accounting principles.

"Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

"Call Notice" means a Call Notice substantially in the form of Exhibit D-2.

"Call Right" has the meaning set forth in Section 8.7.A hereof.

"Call Units" has the meaning set forth in Section 8.7A hereof.

"Capital Account" means the Capital Account maintained for a Partner pursuant to Exhibit B hereto. The initial Capital Account balance of each Partner shall be as set forth in Exhibit A hereto.

"Capital Contribution" means, with respect to any Partner, any cash, cash equivalents or the Agreed Value of Contributed Property which such Partner contributes or is deemed to contribute to the Partnership pursuant to Section 4.1 hereof.

"Carrying Value" means (i) with respect to a Contributed Property or Adjusted Property, the 704(c) Value of such property reduced (but not below zero) by all Depreciation with respect to such Contributed Property or Adjusted Property, as the case may be, charged to the Partners' Capital Accounts and (ii) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Exhibit B hereto, and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

"Cash Amount" means an amount of cash equal to the (i) average of the daily market price per share of Shares for the ten consecutive trading days prior to the Valuation Date multiplied by the number of Shares which comprise the Share Consideration as of the Valuation Date; plus (ii) the Unpaid LP Return, if any, owing the Partner (calculated as of the date of delivery of the Cash Amount to the Partner). The market price for each such trading day shall be the closing price per Share for such trading day as listed on the New York Stock Exchange.

"Certificate" means the Certificate of Limited Partnership relating to the Partnership filed in the office of the Delaware Secretary of State, as amended from time to time in accordance with the terms hereof and the Act.

"Class A Units" means those Partnership Units designated as such on the attached Exhibit A hereto and issued to the Limited Partners in connection with their contributions pursuant to Section 4.1A.

"Class B Units" means those Partnership Units designated as such on Exhibit B hereto and issued to the General Partner in connection with its contributions pursuant to Section 4.1.A. and any future contributions pursuant to Section 4.1.D.

"Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

"Confidential Information" means information of which a Limited Partner (other than WRI or its Affiliates) becomes aware from the Partnership, any Subsidiary or any Affiliate thereof, before or after the date of this Agreement, including, without limitation, any rental rates, tenant improvement allowances, fees or charges and any lease agreements, licenses or concessions at the Properties and other information regarding the business or affairs of the Partnership, any Subsidiary and any Affiliate. "Confidential Information" shall not include information that is published, becomes of public record or is otherwise publicly disclosed (unless the same has been disclosed by a Limited Partner in breach of this Agreement), nor shall it include information concerning the tax treatment or tax structure of any transaction effected or contemplated by this Agreement or the Contribution Agreement.

"Consent" of a Partner with respect to any matter means either the written consent or written approval of such matter given by such Partner or a vote in favor of such matter by such Partner in person or by proxy at a meeting of Partners held in accordance with Section 14.2.B hereof (provided, that, "Consent" of a Partner with respect to a matter shall include a deemed approval by such Partner pursuant to Section 14.1.A hereof).

"Consideration" means (i) the Cash Amount or (ii) the Share Consideration, as applicable (provided, that, if the General Partner elects to purchase the Class A Units of a Put Partner or

Assignee pursuant to Section 8.6 hereof or elects to exercise the Call Right with respect to any Call Units pursuant to Section 8.7 hereof, then, in each case, the General Partner may elect to deliver the Consideration in the form of the Cash Amount or the Share Consideration, in its sole discretion).

"Contributed Properties" means the Properties and any other property or other asset contributed to the Partnership, in such form as may be permitted by this Agreement and the Act, but excluding cash contributed or deemed contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Exhibit B hereto, such property shall no longer constitute a Contributed Property for purposes of Exhibit B hereto, but shall be deemed an Adjusted Property for such purposes.

"Contribution Agreement" means that certain Contribution Agreement dated as of March 3, 2004 by and among the Contributors, WRI, the Partnership and others, as amended to date, pursuant to which the Contributors have contributed the Properties to the Partnership.

"Contributors" means the Contributor LPs.

"Contributor LPs" means those Limited Partners whose names are set forth in Exhibit G hereto.

"CPI" means the United States Department of Labor, Bureau of Labor Statistics Revised Consumer Price Index for All Urban Consumers (1982-84 = 100) all items (CPI-U), or if such index shall cease to be published such reasonably comparable commercially recognized, governmental or non-partisan alternative publication as the General Partner shall select.

"CR Refused Units" has the meaning set forth in Section 8.7.C hereof.

"Debt" means, as to any Person, as of any date of determination, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, (ii) all amounts owed by such Person to banks or other Persons in respect of reimbursement obligations under letters of credit, surety bonds and other similar instruments guaranteeing payment or other performance of obligations by such Person, (iii) all indebtedness for borrowed money or for the deferred purchase price of property or services secured by any lien on any property owned by such Person, to the extent attributable to such Person's interest in such property, even though such Person has not assumed or become liable for the payment thereof, and (iv) obligations of such Person incurred in connection with entering into a lease which, in accordance with generally accepted accounting principles, should be capitalized.

"Declaration of Trust" means the Restated Declaration of Trust of WRI, as amended and/or restated from time to time.

"Depreciation" means, for each Partnership Year, an amount equal to the federal income tax depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year, except that if the Carrying Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Carrying Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the General Partner.

"Disposed Property" has the meaning set forth in Section 7.3.B hereof.

"Effective Date" means August 17, 2004.

"Equity Adjustment" has the meaning set forth in the definition of "Share Consideration" in this Article I.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"General Partner" means Weingarten Realty Investors, a Texas real estate investment trust and any successor general partner admitted to the Partnership in accordance with this Agreement.

"General Partner Interest" means the Partnership Interest held by the General Partner in the capacity of a general partner. A General Partner Interest may be expressed as a number of Partnership Units.

"GP Capital Contribution" means that certain Capital Contribution of cash in the sum of $10,610,219.78 made by the General Partner to the Partnership in accordance with Section 4.1.A. of this Agreement.

"GP Return" means an amount which accrues and accumulates at the rate of eighteen percent (18%) per annum on the balance of the General Partner's Unreturned Capital.

"Guaranty" has the meaning set forth in Section 4.9.A hereof.

"IRS" means the Internal Revenue Service, which administers the internal revenue laws of the United States.

"Immediate Family" means, with respect to any natural Person, such natural Person's spouse, parents, descendants, nephews, nieces, brothers and sisters.

"Incapacity" or "Incapacitated" means, (i) as to any individual Partner, death, total physical disability or entry by a court of competent jurisdiction adjudicating such Partner incompetent to manage such Person's affairs or estate, (ii) as to any corporation which is a Partner, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter, (iii) as to any partnership which is a Partner, the dissolution and commencement of winding up of the partnership, (iv) as to any trustee of a trust which is a Partner, the termination of the trust (but not the substitution of a new trustee), (v) as to any limited liability company that is a Partner, the dissolution and commencement of winding up of the Partner or the liquidation of the Partner, or (vi) as to any Partner, the dissolution, liquidation or bankruptcy of such Partner. For purposes of this definition, bankruptcy of a Partner shall be deemed to have occurred when (a) the Partner commences a voluntary proceeding seeking liquidation, reorganization or other relief of or against such Partner under any bankruptcy, insolvency or other similar law now or hereafter in effect, (b) the Partner is adjudged as bankrupt or insolvent, or a final and nonappealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect has been entered against the Partner, (c) the Partner executes and delivers a general assignment for the benefit of the Partner's creditors, (d) the Partner files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Partner in any proceeding of the nature described in clause (b) above, (e) the Partner seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator for the Partner or for all or any substantial part of the Partner's assets, (f) any proceeding seeking liquidation, reorganization or other relief of or against such Partner under any bankruptcy, insolvency or other similar law now or hereafter in effect has not been dismissed within one hundred twenty (120) days after the commencement thereof, (g) the appointment without the Partner's consent or acquiescence of a trustee, receiver or liquidator that has not been vacated or stayed within ninety (90) days of such appointment or (h) an appointment referred to in clause (g) is not vacated within ninety (90) days after the expiration of any such stay.

"Indemnitee" means (i) any Person made a party to a proceeding or threatened with being made a party to a proceeding by reason of the Person's status as the General Partner, and (ii) such other Persons (including Affiliates of the General Partner or the Partnership) as the General Partner may designate from time to time (whether before or after the event giving rise to potential liability), in its sole and absolute discretion.

"Interest Return" has the meaning set forth in the definition of "Unpaid LP Return" in this Article I.

"Limited Partners" means each Person who is identified as a Limited Partner on Exhibit A of this Agreement (together with any other Persons who or which are admitted to the Partnership as Limited Partners in accordance with the provisions of this Agreement) as well as the General Partner to the extent that it owns Partnership Units in the Partnership other than its General Partner Interest.

"Limited Partner Interest" means a Partnership Interest held by a Partner in the Partnership in the capacity of a Limited Partner representing a fractional part of the Partnership Interests of all Limited Partners. A Limited Partner Interest may be expressed as a number of Partnership Units.

"Liquidating Event" has the meaning set forth in Section 13.1 hereof.

"Liquidation Notice" has the meaning set forth in Section 13.6 hereof.

"Liquidator" has the meaning set forth in Section 13.2.A hereof.

"LP Designated Representative" at any time means such Person as has most recently been so designated in writing by Persons who hold a majority of the Class A Units originally issued to the Contributor LPs which are then outstanding and owned by Persons other than WRI, its successors in interest, and the Affiliates of WRI and/or its successors in interest, Del A. Trautmann, Jr. being hereby designated the initial LP Designated Representative.

"LP Return" means with regard to any Limited Partner holding Class A Units as of a particular Record Date, a cash amount equal in value to the aggregate cash dividends that would have been payable to such Limited Partner in the event that such Limited Partner owned Shares equal in number to the Share Consideration (determined without regard to clause (ii) in the first sentence of the definition of Share Consideration) on such Record Date (the "Dividend Equivalent Amount"); provided, however, that notwithstanding the foregoing, with regard to the LP Return payable to Partners holding Class A Units with respect to the first Record Date following the Effective Date, the LP Return shall be equal to the product of (i) the number of days in the period commencing on the Effective Date and ending upon such Record Date divided by ninety (90), multiplied by (ii) the Dividend Equivalent Amount with respect to such Record Date (and each Limited Partner's share of such aggregate LP Return shall be equal to such aggregate LP Return multiplied by a fraction equal to (i) the number of Class A Units held by such Limited Partner divided by (ii) all Class A Units held by all Limited Partners). For purposes of determining the LP Return with regard to a particular Limited Partner for a particular Record Date, a Partner shall not be entitled to any LP Return with regard to a Class A Unit unless such Partner owned the Class A Unit as of the close of business on such Record Date.

"Minimum Threshold" has the meaning set forth in Section 8.7.A(1) hereof.

"Negative Balance" means with respect to a Contributor LP, the sum of the Contributor LP's Required Amounts (as the same may be increased, from time to time, in accordance with Section 4.9.A hereof).

"Net Capital Proceeds" means the net cash proceeds received by the Partnership in connection with (a) any condemnation or deeding in lieu of condemnation of all or a portion of any Partnership asset, (b) any collection in respect of property, hazard, or casualty insurance (but not business interruption insurance) or any damage award; or (c) any other transaction the proceeds of which, in accordance with generally accepted accounting principles, are considered to be capital in nature (other than a transaction described in the definition of "Net Financing Proceeds" or the definition of "Net Sale Proceeds"), after deduction of (a) all costs and expenses incurred by the Partnership with regard to such transaction (including payments of principal and interest on account of any indebtedness of the Partnership, including, without limitation, any indebtedness owing any Partner or any Affiliate thereof), and (b) all amounts expended by the Partnership (or used to establish or add to reserves) for the acquisition of additional Partnership assets or for capital repairs or improvements to the Properties with such cash proceeds.

"Net Cash Flow From Capital Transactions" means for any fiscal period of the Partnership, Net Financing Proceeds, plus Net Sale Proceeds, plus Net Capital Proceeds.

"Net Cash Flow From Operations" shall mean, with respect to any fiscal period of the Partnership, the excess, if any, of "Operating Receipts" over "Expenditures." For purposes hereof, the term "Operating Receipts" means the sum of (i) all cash receipts of the Partnership from all sources for such period, other than any cash receipts of the Partnership received from or attributable to a transaction the proceeds of which would result in Net Cash Flow from Capital Transactions, plus (ii) any amounts held as reserves as of the last day of the period immediately prior to such fiscal period that the General Partner deems to no longer be necessary for any capital or operating expenditure permitted hereunder. The term "Expenditures" means the sum of (a) all cash expenditures of the Partnership of any nature for such period (including any ordinary expenses and capital expenditures) other than any expenditures arising from or relating to a transaction, the proceeds of which would result in Net Cash Flow from Capital Transactions, (b) the amount of all payments of principal and interest on account of any indebtedness of the Partnership, including payments of principal and interest on account of any indebtedness owed to a Partner or any Affiliate thereof during such period, but excluding any payments of principal and interest paid on account of any indebtedness of the Partnership that is included as a deduction in the calculation of Net Financing Proceeds, Net Capital Proceeds or Net Sale Proceeds hereunder, (c) any amounts used to establish or add to reserves (including, without limitation, reserves for expenses which may be paid on an annual, semi-annual or other basis which occurs more or less frequently than the fiscal period of the Partnership in question) which the General Partner in its sole discretion deems necessary for any capital or operating expenditures permitted hereunder or reserves for any other purpose that the General Partner in its sole discretion shall determine to be appropriate but excluding any amounts used to establish reserves or additions to reserves taken into account in the calculation of Net Cash Flow From Capital Transactions hereunder and (d) any amounts used to establish or add to working capital accounts or other cash or similar balances which the General Partner determines to be necessary or appropriate in its sole discretion, but excluding any amounts used to establish or add to working capital accounts or other cash or similar balances taken into account in the calculation of Net Cash Flow From Capital Transactions hereunder.

"Net Financing Proceeds" shall mean the cash proceeds received by the Partnership in connection with any borrowing or refinancing of borrowing by or on behalf of the Partnership (whether or not secured), after deduction of (i) all costs and expenses incurred by the Partnership in connection with such borrowing, (ii) that portion of such proceeds used to repay any other indebtedness of the Partnership (including any indebtedness owing to any Partner or any Affiliate thereof), or any interest or premium thereon and (iii) that portion of such proceeds used to acquire additional property or assets for the Partnership or to make any capital improvements or repairs on the Properties or to establish or add to reserves therefor.

"Net Income" means, for any Accounting Period, the excess, if any, of the Partnership's items of income and gain for such Accounting Period over the Partnership's items of loss and deduction for such Accounting Period. The items included in the calculation of Net Income shall be determined in accordance with Exhibit B hereto. If an item of income, gain, loss or deduction that has been included in the initial computation of Net Income is subjected to the special allocation rules in Exhibit C hereto, Net Income or the resulting Net Loss, whichever the case may be, shall be recomputed without regard to such item.

"Net Loss" means, for any Accounting Period, the excess, if any, of the Partnership's items of loss and deduction for such Accounting Period over the Partnership's items of income and gain for such Accounting Period. The items included in the calculation of Net Loss shall be determined in accordance with Exhibit B hereto. If an item of income, gain, loss or deduction that has been included in the initial computation of Net Loss is subjected to the special allocation rules in Exhibit C hereto, Net Loss or the resulting Net Income, whichever the case may be, shall be recomputed without regard to such item.

"Net Sale Proceeds" means the cash proceeds received by the Partnership in connection with a sale of any asset by or on behalf of the Partnership (other than any incidental sales of tangible personal property in the ordinary course of business) after deduction of (i) any costs or expenses incurred by the Partnership in connection with such sale, or payable specifically out of the proceeds of such sale (including, without limitation, any repayment of any indebtedness required to be repaid as a result of such sale or which the General Partner elects to repay out of the proceeds of such sale, together with accrued interest and premium, if any, thereon and any sales commissions or other costs and expenses due and payable to any Person in connection with a sale, including to a Partner or its Affiliates) or (ii) any such proceeds reinvested in the Properties for capital repairs or improvements or otherwise used to acquire additional assets for the Partnership or used to establish or add to reserves therefor.

"Nonrecourse Built-in Gain" means, with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or negative pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 2.B of Exhibit C hereto if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

"Nonrecourse Deductions" has the meaning set forth in Regulations Section 1.704-2(b)(1), and the amount of Nonrecourse Deductions for a Partnership Year shall be determined in accordance with the rules of Regulations Section 1.704-2(c).

"Nonrecourse Liability" has the meaning set forth in Regulations Section 1.752-1(a)(2).

"Notice of Put" means a Notice of Put substantially in the form of Exhibit D-1.

"Partner" means the General Partner or a Limited Partner, and "Partners" means the General Partner and the Limited Partners, collectively; provided, however, that, as appropriate, for purposes of calculating the Unpaid Additional Return, Unpaid LP Return, Unpaid GP Return, Unreturned Capital, Required Amounts and share of Nonrecourse Liabilities of a Partner and the Net Income, Net Loss and other items of Partnership income, gain, loss, deduction and credit (if any) allocable to a Partner, references to the Partner shall be deemed to include all predecessors-in-interest with respect to such Partner's Partnership Interest.

"Partner Minimum Gain" means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

"Partner Nonrecourse Debt" has the meaning set forth in Regulations Section 1.704-2(b)(4).

"Partner Nonrecourse Deductions" has the meaning set forth in Regulations Section 1.704-2(i)(2), and the amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt for a Partnership Year shall be determined in accordance with the rules of Regulations Section 1.704-2(i)(2).

"Partnership" means the limited partnership formed under the Act and continued upon the terms and conditions set forth in this Agreement, and any successor thereto.

"Partnership Interest" means a Limited Partner Interest or the General Partner Interest and includes any and all benefits to which the holder of such may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Partnership Interest may be expressed as a number of Partnership Units.

"Partnership Minimum Gain" has the meaning set forth in Regulations Section 1.704-2(b)(2), and the amount of Partnership Minimum Gain, as well as any net increase or decrease in Partnership Minimum Gain, for a Partnership Year shall be determined in accordance with the rules of Regulations Section 1.704-2(d).

"Partnership Unit" of any class means a fractional, undivided share of the Partnership Interests of all Partners issued as units of such class pursuant to Section 4.1 hereof, and any classes of Partnership Units established on or after the date hereof, which entitles the Partner who holds such Partnership Units to the rights set forth herein relating to the class of Partnership Units issued to such holder. The number and respective classes of Partnership Units outstanding and the Percentage Interests in the Partnership represented by such Partnership Units are set forth in Exhibit A hereto, as such Exhibit A may be amended and restated from time to time. The ownership of Partnership Units may be evidenced by a Partnership Unit Certificate. Unless specifically provided to the contrary in this Agreement, each Partnership Unit regardless of class shall be entitled to one vote with respect to matters requiring the Consent or approval of Limited Partners hereunder.

"Partnership Unit Certificate" means a certificate representing the Partnership Interest of a Partner and issued in the form attached hereto as Exhibit F.

"Partnership Year" means the fiscal year of the Partnership, which shall be the calendar year.

"Pass Through Entity" has the meaning set forth in Section 11.2.D hereof.

"Percentage Interest" means, as to a Partner the Percentage Interest expressed as a percentage of the whole set forth in Exhibit A attached hereto, as such exhibit may be amended and restated from time to time in accordance with the provisions of this Agreement.

"Permitted Transferee" has the meaning set forth in Section 11.2.B hereof.

"Person" means a natural person, partnership (whether general or limited), trust, real estate investment trust, business trust, estate, association, corporation, limited liability company, unincorporated organization, custodian, nominee or any other individual or entity on its own or any representative capacity.

"PR Refused Units" has the meaning set forth in Section 8.6.C hereof.

"Prime Rate" means the "prime," "reference" or "base" rate of interest for commercial loans as announced by JPMorgan Chase Bank, New York, N.Y., on the first Business Day following the date upon which the event occurs requiring reference to the Prime Rate and adjusted thereafter on the first day of each calendar year or, if less, the maximum rate permitted by applicable law.

"Properties" means, collectively, (i) a shopping center known as "Plantation Centre" consisting of approximately 15 acres of land with improvements containing approximately 134,919 gross square feet located at the northwest corner of Del Mar Boulevard and McPherson in Laredo, Texas, as further described in Exhibit E-1 hereto; and (ii) a shopping center known as "North Creek Plaza" located on an approximate 56 acre tract (less that certain approximate 1.5483 acre tract further described in the Contribution Agreement as the JFF Property) consisting of improvements containing approximately 261,998 gross square feet (less the gross square footage of the JFF Property) located at the northeast corner of Del Mar Boulevard and Interstate Highway 35 in Laredo, Texas, as further described in Exhibit E-2 hereto. The term "Property," when used in the singular, means either of the foregoing Properties.

"Protected Period" means the period beginning on the Effective Date and ending on January 1, 2014.

"Put Partner" has the meaning set forth in Section 8.6.A hereof.

"Put Right" has the meaning set forth in Section 8.6.A hereof.

"Rate" has the meaning set forth in the definition of "Additional Return" in this Article I.

"Recapture Income" means any gain recognized by the Partnership (computed without regard to any adjustment required by Sections 734, 743, and 754 of the Code) upon the disposition of any property or asset of the Partnership, which is not characterized as capital gain because it represents the recapture of deductions previously taken with respect to such property or asset.

"Recognition Event" means, with respect to any Class A Unit, a taxable sale or exchange of such Partnership Unit, a gift or donation of such Partnership Unit to a charitable organization and any other transaction (including a gift to any Person other than a charitable organization) in which the adjusted basis of the Partnership Unit (for federal income taxation) shall be increased or decreased to the fair market value of such Partnership Unit (including without limitation any increase resulting from any such Partnership Unit being included as an asset of any Person's estate).

"Record Date" means the record date established by the General Partner for the distribution of Net Cash Flow from Operations and/or Net Cash Flow From Capital Transactions to the Partners, such date being the same as the record date established by WRI for its quarterly dividend to the holders of Shares.

"Regulations" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"REIT" means a real estate investment trust under Sections 856 through 859 of the Code.

"Required Amount" means with respect to a Contributor LP: (a) with respect to the Property generally known as North Creek Plaza, the cash sum set forth opposite the Contributor LP's name on the attached Exhibit G-1; and (b) with respect to the Property generally known as Plantation Centre, the cash sum set forth opposite the Contributor LP's name on the attached Exhibit G-2. The Required Amount of the Contributor LPs may be increased from time to time pursuant to Section 4.9.A hereof.

"Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 2.B(1)(a) or 2.B(2)(a) of Exhibit C hereto to eliminate Book-Tax Disparities.

"Securities Act" means the Securities Act of 1933, as amended.

"704(c) Gain" has the meaning set forth in Section 7.3.B hereof.

"704(c) Value" means (i) with respect to each Property the value set forth in Schedule 1 hereto, and (ii) with respect to any Contributed Property (other than the Properties) the fair market value of such property at the time of contribution as determined by the General Partner using such reasonable method of valuation as it may adopt. The General Partner shall, in its sole and absolute discretion, use such method as it deems reasonable and appropriate to allocate the aggregate of the 704(c) Values of Contributed Properties (other than the Properties) in a single or integrated transaction among each separate property on a basis proportional to their fair market values.

"Share" means a common share of beneficial interest of WRI, par value $0.03 per share.

"Share Consideration" means with respect to a Limited Partner (i) that number of Shares set forth opposite the Limited Partner's name on the attached Exhibit A ("Shares Attributable to Units"), which number of Shares Attributable to Units is determined as provided in Section 2(a)(i) of the Contribution Agreement and is represented by the Partnership Units received by the Limited Partners as referenced in Section 2(a)(i) of the Contribution Agreement and Section 4.1.A. of this Agreement; plus (ii) that number of Shares (including fractions of Shares) equal to the result obtained by dividing (x) the Unpaid LP Return, if any, owing the Partner (as of the date of delivery of the Share Consideration to the Partner), by (y) the average of the daily market price (as determined in accordance with the last sentence of the definition of "Cash Amount" in this Article I) per share of Shares for the ten consecutive trading days prior to the Valuation Date. The number of Shares Attributable to Units with respect to a Partner hereunder shall automatically be adjusted upon the occurrence of any (i) Share split, (ii) Share dividend, (iii) Share reclassification or recapitalization or other change in outstanding Shares or (iv) merger, consolidation, combination or other reorganization of WRI (collectively, an "Equity Adjustment"). In the event that an Equity Adjustment occurs with respect to the Shares, the Shares Attributable to Units with respect to a Partner shall automatically be adjusted to equal that number of Shares into which the number of Shares Attributable to Units (prior to the foregoing adjustment) would have been converted following the Equity Adjustment, if the Partner were the owner of such Shares Attributable to Units immediately prior to such Equity Adjustment. In the event of a distribution pursuant to clause (3) of Section 5.1.B, the number of Shares Attributable to Units with respect to a Partner shall be reduced by the number of Shares (including fractional Shares) having a value equal to the amount so distributed to such Partner (where for this purpose the value of a Share shall mean the average of the daily market price (as determined in accordance with the last sentence of the definition of "Cash Amount" in this Article I) per share of Shares for the ten consecutive trading days ending two Business Days prior to the date of such distribution), and the number of Class A Units held by such Partner shall be reduced by that number of Class A Units such that the ratio of such Partner's Shares Attributable to Units to the number of such Partner's Class A Units immediately following such reduction is the same as the ratio of such Partner's Shares Attributable to Units to the number of such Partner's Class A Units (as determined immediately prior to the reduction in such Partner's Shares Attributable to Units and Class A Units hereunder). In order to effect a reduction in a Partner's Class A Units hereunder, such Partner shall, upon demand of the General Partner, surrender his, her or its Certificate(s) representing Class A Units and take such other actions and provide such further assurances as described in Sections 8.6.B(3) and 8.6.D hereof. In the event that the Put Right or the Call Right is exercised with respect to a portion of the Partnership Units held by a Limited Partner or Assignee, then the Share Consideration with respect to such portion of the Partnership Units held by such Limited Partner or Assignee shall be equal to the Share Consideration attributable to such Partner or Assignee multiplied by a fraction, the numerator of which is the number of Partnership Units subject to such exercise of the Put Right or Call Right and the denominator of which is the aggregate Partnership Units held by such Limited Partner or Assignee.

"Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership or joint venture, or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the value of outstanding equity interests, is owned, directly or indirectly, by such Person.

"Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 11.3 hereof.

"Survivor" has the meaning set forth in Section 11.1.C hereof.

"TE Partner" has the meaning set forth in Section 8.7.A hereof.

"Terminating Event" means with respect to a Limited Partner or Assignee, the death of such Limited Partner or Assignee.

"Unpaid Additional Return" at any time means the Additional Return owing the General Partner reduced by all amounts previously distributed to the General Partner in reduction thereof.

"Unpaid GP Return" means the accrued and unpaid GP Return on the General Partner's Unreturned Capital reduced by all amounts previously distributed to the General Partner in reduction thereof.

"Unpaid LP Return" means, with respect to any holder of Class A Units, the amount of the Limited Partner's cumulative LP Return less all amounts distributed by the Partnership to the Limited Partner in reduction thereof, provided, that, if the Partnership fails to make distributions to a holder of Class A Units at least equal to a specific Dividend Equivalent Amount with respect to such holder's Class A Units on or before the date that is ten (10) Business Days following the payment by WRI of the related dividend on its Shares, then the Unpaid LP Return of such holder of Class A Units shall be increased by an additional return on such unpaid Dividend Equivalent Amount accruing and accumulating at an annual compounded rate equal to the Prime Rate plus four (4%) percent from the eleventh (11th) Business Day following the payment by WRI of the related dividend on its Shares to the date of distribution of such Dividend Equivalent Amount (the "Interest Return"). Any distribution by the Partnership in respect of the Unpaid LP Return of a holder of Class A Units shall be applied first to the payment of the holder's Interest Return, if any, and thereafter, to the holder's Dividend Equivalent Amounts.

"Unrealized Gain" means, with respect to any item of Partnership property as of any date of determination, the excess, if any, of (i) the fair market value of such property (as determined under Exhibit B hereto) as of such date, over (ii) the Carrying Value of such property (prior to any adjustment to be made pursuant to Exhibit B hereto) as of such date.

"Unrealized Loss" means, with respect to any item of Partnership property as of any date of determination, the excess, if any, of (i) the Carrying Value of such property (prior to any adjustment to be made pursuant to Exhibit B hereto) as of such date, over (ii) the fair market value of such property (as determined under Exhibit B hereto) as of such date.

"Unreturned Capital" means (i) with respect to the General Partner $25,568,955.28 plus any additional Capital Contributions made by the General Partner to the Partnership, less all amounts distributed by the Partnership to the General Partner under Section 5.1.A(iii), 5.1.B(4) and Section 13.2A(6), in reduction thereof; and (ii) with respect to each holder of Class A Units, the total Capital Contributions made by the holder of Class A Units to the Partnership pursuant to Section 4.1.A hereof as set forth in Exhibit H hereto, less all amounts distributed by the Partnership to the holder of Class A Units under Section 5.1.B(3) and 13.2.A(4) in reduction thereof.

"Valuation Date" means with respect to the Call Right, the date upon which the General Partner delivers the Call Notice to a Limited Partner, and with respect to the Put Right, the date upon which a Limited Partner delivers the Notice of Put to the General Partner.

"Withdrawal Event" has the meaning set forth in Section 13.1 hereof.

"WRI" means Weingarten Realty Investors, a Texas real estate investment trust.

ARTICLE II.

ORGANIZATIONAL MATTERS

Section 2.1  Organization; Continuation.

The Partnership is a limited partnership which has been organized pursuant to the provisions of the Act and continued upon the terms and conditions set forth in this Agreement. Except as expressly provided herein to the contrary, the rights and obligations of the Partners and the administration and termination of the Partnership shall be governed by the Act. The Partnership Interest of each Partner shall be personal property for all purposes.

Section 2.2  Name.

The name of the Partnership is WRI Trautmann, L.P. The Partnership's business may be conducted under any other name or names deemed advisable by the General Partner, including the name of the General Partner or any Affiliate thereof (provided, that, the General Partner shall take reasonable measures, as necessary, to ensure that it is clear that the Partnership and the General Partner are separate entities). The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purposes of complying with the laws of any jurisdiction that so requires. The General Partner in its sole and absolute discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3  Registered Office and Agent; Principal Office.

The registered office of the Partnership in the State of Delaware shall be located at The Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 2600 Citadel Plaza Drive, Suite 300, Houston, Texas 77008, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems advisable.

Section 2.4  Power of Attorney.

A.  General. Each Limited Partner and each Assignee who accepts Partnership Units (or any rights, benefits or privileges associated therewith) is deemed to irrevocably constitute and appoint the General Partner, any Liquidator and the authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to:

(i)  execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (a) all certificates, documents and other instruments (including, without limitation, this Agreement and the Certificate and all amendments or restatements thereof) that the General Partner or any Liquidator deems appropriate or necessary to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may or plans to conduct business or own property, (b) all instruments that the General Partner or any Liquidator deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms, (c) all deeds, other conveyance documents and other instruments or documents that the General Partner or any Liquidator deems appropriate or necessary to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement, including, without limitation, a certificate of cancellation, (d) all instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article VIII, XI, XII or XIII hereof or the Capital Contribution of any Partner, (e) all instruments required to effectuate any adjustment to a Partner's Shares Attributable to Units and Units, as described in the definition of "Share Consideration" in Article I hereof, and (f) all certificates, documents and other instruments properly reflecting the rights, preferences and privileges of Partnership Interests; and

(ii)  execute, swear to, seal, acknowledge and file all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the sole and absolute discretion of the General Partner or any Liquidator, to make, evidence, give, confirm or ratify any vote, Consent, approval, agreement or other action which is made or given by the Partners hereunder in accordance with the terms hereof.

B.  Irrevocable Nature. The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, in recognition of the fact that each of the Partners will be relying upon the power of the General Partner or any Liquidator to act as contemplated by this Agreement in any filing or other action by it on behalf of the Partnership, and it shall survive and not be affected by the subsequent Incapacity of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Units and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation, covenant or agreement made by the General Partner or any Liquidator, acting in good faith pursuant to and within the scope of authority of such power of attorney; and each such Limited Partner or Assignee hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the General Partner or any Liquidator, taken in good faith under and within the scope of such authority of such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within ten (10) days after receipt of the General Partner's or Liquidator's request therefor, such further designations, powers of attorney and other instruments as the General Partner or the Liquidator, as the case may be, reasonably deems necessary to effectuate this Agreement and the purposes of the Partnership.

Section 2.5  Term.

The term of the Partnership shall commence upon the date on which the Certificate was filed in the office of the Secretary of State of the State of Delaware in accordance with the Act, and shall continue until the Partnership is dissolved pursuant to the provisions of Article XIII hereof and, provided that the Partnership is not continued in accordance with the provisions of Article XIII hereof, thereafter solely for the purposes of its winding up and liquidation.

ARTICLE III.

PURPOSE

Section 3.1  Purpose and Business.

The purpose and nature of the business to be conducted by the Partnership is (i) to acquire, own, manage, operate, improve, develop, finance, refinance, lease, sell, transfer or dispose of the Properties and to conduct any business relating thereto that may be lawfully conducted by a limited partnership organized pursuant to the Act (provided, however, that such business shall be limited to and conducted in such a manner as to permit WRI at all times to be classified as a REIT, unless WRI ceases to qualify, or is not qualified, as a REIT for any reason or reasons not related to the business conducted by the Partnership); (ii) to enter into any partnership, joint venture, limited liability company, corporation or other similar arrangement to engage in any of the foregoing or the ownership of interests in any entity engaged, directly or indirectly, in any of the foregoing; and (iii) to do anything necessary or incidental to the foregoing. In connection with the foregoing, and without limiting WRI's right in its sole discretion to cease qualifying as a REIT, the Partners acknowledge that the status of WRI as a REIT inures to the benefit of all the Partners and not solely to WRI, the General Partner and/or their Affiliates.

Section 3.2  Powers.

The Partnership is empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described herein and for the protection and benefit of the Partnership, including, without limitation, full power and authority, directly or through its ownership interest in other entities, to enter into, perform and carry out contracts of any kind, borrow money and issue evidences of indebtedness whether or not secured by mortgage, deed of trust, pledge or other lien, acquire, own, manage, improve and develop real property, and lease, sell, transfer and dispose of real property; provided, however, that the Partnership shall not take, or shall refrain from taking, any action which, in the judgment of the General Partner, in its sole and absolute discretion, (i) could adversely affect the ability of WRI to continue to qualify as a REIT, (ii) could subject WRI to any additional taxes under Section 857 or Section 4981 of the Code or (iii) could violate any law or regulation of any governmental body or agency having jurisdiction over WRI or its securities, unless such action (or inaction) shall have been specifically consented to by WRI in writing.

ARTICLE IV.

CAPITAL CONTRIBUTIONS AND ISSUANCES OF PARTNERSHIP INTERESTS

Section 4.1  Capital Contributions of the Partners.

A.  Capital Contributions to the Partnership. Upon the Effective Date, (i) the General Partner shall make a cash contribution to the Partnership in the sum of $10,610,219.78 (the "GP Capital Contribution"); (ii) the General Partner shall contribute a 49.608698%

undivided interest in the Property known as “Plantation Centre” (the same having an Agreed Value of $5,219,237.16) and a 51.164312% undivided interest in the Property known as “North Creek Plaza” (the same having an Agreed Value of $9,739,498.34); (iii) each of the Contributor LPs shall contribute undivided interests in the Properties to the Partnership pursuant to the terms and provisions of the Contribution Agreement; (iv) in respect of the contribution of the undivided interests in the Properties to the Partnership, the Partnership shall issue to the Contributor LPs the number of Class A Units set forth opposite their names on Exhibit A hereto; and (v) the Partnership will take ownership of the Properties subject to (A) the indebtedness evidenced by that certain promissory note dated March 4, 1999, executed by Plantation Centre, Ltd. payable to the order of Ohio National Life Insurance Company in the original principal sum of $9,950,000.00, (B) the indebtedness evidenced by that certain promissory note dated December 30, 1997, executed by North Creek Group, Ltd. payable to the order of National Realty Funding, L.C. in the original principal sum of $7,450,000.00 and (C) the indebtedness evidenced by those certain IBC Notes, as defined in the Contribution Agreement (collectively, the "Assumed Debt"). Upon the Effective Date, (i) the 704(c) Value of the undivided interests in each Property contributed to the Partnership by the Contributor LPs is as set forth in the attached Schedule 1; (ii) the Agreed Value of the undivided interests in each Property contributed to the Partnership by the Contributor LPs is as set forth in the attached Schedule 1; and (iii) the Partnership Units assigned to each Partner and the Percentage Interest in the Partnership represented by such Partnership Units are as set forth in the attached Exhibit A.

B.  General Partner Interest. A number of Class B Units held by the General Partner equal to one percent (1%) of all outstanding Class B Units from time to time shall be deemed to be the General Partner Interest. All other Partnership Units held by the General Partner shall be deemed to be Limited Partner Interests, shall be held by the General Partner in its capacity as a Limited Partner in the Partnership and shall entitle the General Partner to all of the rights as a Limited Partner hereunder.

C.  No Obligation to Make Additional Capital Contributions. Except as provided in Section 10.5 hereof or in one or more Guarantees provided by the Partners pursuant to Section 4.9 hereof, the Limited Partners shall have no obligation to make any additional Capital Contributions or provide any additional funding to the Partnership (whether in the form of loans, repayments of loans or otherwise). No Partner shall have any obligation to restore any deficit that may exist in its Capital Account, either upon a liquidation of the Partnership or otherwise.

D.  Additional Capital Contributions by General Partner. In the event that the General Partner determines that the Partnership requires funds in excess of any Capital Contributions made by the Partners under Section 4.1.A and any loans obtained by the General Partner on behalf of the Partnership under Section 4.2 in order to cover the capital requirements of the Properties (including refurbishment, construction and other activities with respect to the Properties) or to fund any operating shortfalls or to further the business and purposes of the Partnership, the General Partner may make additional Capital Contributions to the Partnership in such amount as it determines to be required in order to fully fund any such shortfall or to further such business and purpose. In return for any Capital Contributions made by the General Partner to the Partnership under this Section 4.1.D, the Partnership shall issue to the General Partner a number of additional Class B Units in an amount equal to the amount of each such Capital Contribution divided by $1.00.

Section 4.2  Loans.

The General Partner may solicit and accept loans to the Partnership at such times, in such amounts and upon such terms as the General Partner, in its sole and absolute discretion, may determine to be advisable. In addition, the General Partner and its Affiliates may from time to time make one or more loans to the Partnership, in such amounts and upon such terms as the General Partner, in its sole and absolute discretion may determine to be advisable (provided, that, the repayment of any such loans made by the General Partner or its Affiliate to the Partnership shall be subject to the provisions of Section 5.1.D hereof).

Section 4.3  No Preemptive Rights.

Except to the extent expressly set forth herein, no Person shall have any preemptive, preferential or other similar right with respect to (i) additional Capital Contributions or loans to the Partnership or (ii) the issuance or sale of any Partnership Units or other Partnership Interests.

Section 4.4  Other Contribution Provisions.

In the event that any Partner is admitted to the Partnership and is given a Capital Account in exchange for services rendered to the Partnership, such transaction shall be treated by the Partnership and the affected Partner as if the Partnership had compensated such Partner in cash, and the Partner had contributed such cash to the capital of the Partnership, unless the General Partner and such affected Partner specifically agree otherwise.

Section 4.5  No Interest on Capital.

No Partner shall be entitled to interest on its Capital Contributions or its Capital Account.

Section 4.6  Representations and Warranties by Limited Partners.

Each Limited Partner and each Substituted Limited Partner as a condition to becoming a Substituted Limited Partner makes the following representations and warranties to the General Partner as of the date of its admission to the Partnership as a Limited Partner or a Substituted Limited Partner (any references to a Limited Partner in this Section 4.6 shall include any Limited Partner as well as any Substituted Limited Partner):

A.  Each Limited Partner that is an individual represents and warrants to the Partnership, the General Partner and each other Partner that (i) such Limited Partner has the legal capacity to enter into this Agreement and perform such Limited Partner's obligations hereunder, (ii) the consummation of the transactions contemplated by this Agreement to be performed by such Limited Partner will not result in a breach or violation of, or a default under, any material agreement by which such Limited Partner or any of such Limited Partner's property is bound, or any statute, regulation, order or other law to which such Limited Partner is subject, (iii) such Limited Partner is neither a "foreign person" within the meaning of Code Section 1445(f) nor a "foreign partner" within the meaning of Code Section 1446(e), (iv) except as disclosed in Schedule 2 hereto, such Limited Partner (a) does not own directly or indirectly or by attribution under Code Section 318 (as modified by Code Section 856(d)(5)) or Code Section 544 (as modified by Code Section 856(h)) any Shares and (b) does not own directly or indirectly or by attribution under Code Section 318 (as modified by Code Section 856(d)(5)), more than five percent (5%) of the stock (as determined based upon voting power or value) or an interest of more than five percent (5%) in the assets or net profits of any entity that is a tenant of the Properties or of a property owned by WRI or its Affiliates, and (v) this Agreement is binding upon, and enforceable against, such Limited Partner in accordance with its terms.

B.  Each Limited Partner that is not an individual represents and warrants to the Partnership, the General Partner and each other Partner that (i) all transactions contemplated by this Agreement to be performed by it have been duly authorized by all necessary action, including, without limitation, that of its managers, managing member(s) (or, if there are no managers or managing members, its members), committee(s), trustee(s), partner(s), beneficiaries, directors, executors and shareholder(s), as the case may be, as required, (ii) the consummation of such transactions will not result in a breach or violation of, or a default under, its partnership or operating agreement, trust agreement, charter or bylaws or similar documents, as the case may be, any material agreement by which such Limited Partner or any of such Limited Partner's properties or any of its partners, members, beneficiaries, trustees or shareholders, as the case may be, is or are bound, or any statute, regulation, order or other law to which such Limited Partner or any of its partners, members, trustees, beneficiaries or shareholders, as the case may be, is or are subject, (iii) such Limited Partner is neither a "foreign person" within the meaning of Code Section 1445(f) nor a "foreign partner" within the meaning of Code Section 1446(e), (iv) such Limited Partner, except as otherwise disclosed in writing to the General Partner, (a) does not own, directly or indirectly or by attribution under Code Section 318 (as modified by Code Section 856(d)(5)) or Code Section 544 (as modified by Code Section 856(h)) any Shares and (b) does not own directly or indirectly or by attribution under Code Section 318 (as modified by Code Section 856(d)(5)), more than five percent (5%) of the stock (as determined based upon voting power or value) or an interest of more than five percent (5%) in the assets or net profits of any entity that is a tenant of the Properties or of a property owned by WRI or its Affiliates, and (v) this Agreement is binding upon, and enforceable against, such Limited Partner in accordance with its terms.

C.  Each Limited Partner represents, warrants and agrees that it has acquired and continues to hold its Partnership Interest for its own account for investment only and not for the purpose of, or with a view toward, the resale or distribution of all or any part thereof, nor with a view toward selling or otherwise distributing such interest or any part thereof at any particular time or under any predetermined circumstances. Each Limited Partner further represents and warrants that it is an "accredited investor" as defined in Rule 501 promulgated under the Securities Act. Each Limited Partner further represents and warrants that it is a sophisticated investor, able and accustomed to handling sophisticated financial matters for itself, particularly real estate investments, and that it has a sufficiently high net worth that it does not anticipate a need for the funds that it has invested in the Partnership in what it understands to be a highly speculative and illiquid investment.

D.  Each Limited Partner hereby represents that it has consulted with and been advised by its own legal counsel and tax advisor in connection with, and acknowledges that no representations as to Share performance, dividend growth, potential profit, tax consequences of any sort (including, without limitation, the tax consequences resulting from forming the Partnership, executing this Agreement, consummating the transactions provided for in or contemplated by the Contribution Agreement making a Capital Contribution, being admitted to the Partnership or being allocated Partnership items), cash flows, Net Cash Flow from Operations, Net Cash Flow from Capital Transactions, funds from operations or yield, if any, in respect of the Partnership or WRI have been made by the General Partner, WRI or any employee or representative or Affiliate of the General Partner or WRI and that projections and any other information, including, without limitation, financial and descriptive information and documentation, that may have been in any manner submitted to such Limited Partner shall not constitute any representation or warranty of any kind or nature, express or implied (provided, that, no provision hereof shall have any affect upon any representations or warranties of WRI or the Partnership as set forth in the Contribution Agreement nor the liability of WRI or the Partnership if any of such representations or warranties are untrue).

E.  The representations and warranties contained in this Section 4.6 shall survive the execution and delivery of this Agreement by each Partner (and, in the case of a Substituted Limited Partner, the admission of such Substituted Limited Partner as a Limited Partner in the Partnership) and the dissolution, liquidation and termination of the Partnership.

Section 4.7  Bring Down of Representations and Warranties.

Each Limited Partner agrees that upon request of the General Partner and upon exercise of the Put Right or Call Right hereunder it shall deliver a certificate to the General Partner bringing down and certifying the accuracy of the representations and warranties set forth in Section 4.6 hereof; provided, that, in the event that at such time any of the representations and warranties set forth in Section 4.6 are no longer true or correct, the Limited Partner may attach a schedule to such certificate setting forth the specific basis upon which the Limited Partner has concluded that such representations and warranties are no longer true and correct as of such time.

Section 4.8  Representations and Warranties by General Partner.

WRI and each other Person becoming a general partner of the Partnership as a condition to becoming a general partner makes the following representations and warranties to the Limited Partners and the Partnership as of the Effective Date (in the case of WRI) or, in the case of any other Person, the date of its admission to the Partnership as a general partner (any references to the General Partner in this Section 4.6 shall include WRI as well as any other Person becoming a general partner of the Partnership):

A.  In the case of a general partner who is a natural Person: (i) the General Partner has the legal capacity to enter into this Agreement and perform his or her obligations hereunder, (ii) the consummation of the transactions contemplated by this Agreement to be performed by the General Partner will not result in a breach or violation of, or a default under, any material agreement by which the General Partner or any of his or her property is bound, or any statute, regulation, order or other law to which he or she is subject, (iii) the General Partner is neither a "foreign person" within the meaning of Code Section 1445(f) nor a "foreign partner" within the meaning of Code Section 1446(e), and (iv) this Agreement is binding upon, and enforceable against, the General Partner in accordance with its terms.

B.  In the case of the WRI and any other general partner which is not a natural Person: (i) all transactions contemplated by this Agreement to be performed by the General Partner have been duly authorized by all necessary action, including, without limitation, that of its managers, managing member(s) (or, if there are no managers or managing members, its members), committee(s), trustee(s), trust managers, partner(s), beneficiaries, directors, executors and shareholder(s) (if applicable), as the case may be, as required, (ii) the consummation of such transactions will not result in a breach or violation of, or a default under, its partnership or operating agreement, declaration of trust, charter or bylaws or similar documents, as the case may be, any material agreement by which the General Partner or any of its properties, as the case may be, is or are bound, or any statute, regulation, order or other law to which the General Partner is or are subject, and (iii) this Agreement is binding upon, and enforceable against, the General Partner in accordance with its terms.

C.  The General Partner hereby represents that it has consulted with and been advised by its own legal counsel and tax advisor in connection with, and acknowledges that no representations as to Share performance, dividend growth, potential profit, tax consequences of any sort (including, without limitation, the tax consequences resulting from forming the Partnership, executing this Agreement, consummating the transactions provided for in or contemplated by the Contribution Agreement making a Capital Contribution, being admitted to the Partnership or being allocated Partnership items), cash flows, Net Cash Flow from Operations, Net Cash Flow from Capital Transactions, funds from operations or yield, if any, in respect of the Partnership or WRI have been made by any Limited Partner or any employee or representative or Affiliate of any Limited Partner and that projections and any other information, including, without limitation, financial and descriptive information and documentation, that may have been in any manner submitted to the General Partner shall not constitute any representation or warranty of any kind or nature, express or implied (provided, that, no provision hereof shall have any affect upon any representations or warranties of the Contributors as set forth in the Contribution Agreement nor the liability of such Contributors under the Contribution Agreement if any of such representations or warranties are untrue).

D.  As of the Effective Date (and prior to the closing of the acquisition of the Properties by the Partnership), the Partnership has engaged in no transactions, has no significant assets (other than cash) or liabilities other than as set forth in or contemplated by the terms of this Agreement and the Contribution Agreement.

E.  The representations and warranties contained in this Section 4.7 shall survive the execution and delivery of this Agreement by each Partner (and, in the case of a general partner other than WRI, the admission of such Person as a general partner of the Partnership) and the dissolution, liquidation and termination of the Partnership.

Section 4.9  Bottom Guaranty.

A.  General. Upon the reasonable request of any Limited Partner holding Class A Units, the Partnership agrees that it will permit such Limited Partner to guarantee on a "bottom dollar basis" (a "Guaranty") an amount of principal and interest of Nonrecourse Liabilities or Partner Nonrecourse Debt of the Partnership equal to or less than the Negative Balance of the Limited Partner (or its predecessor in interest) as of the Effective Date; provided, that, the

Negative Balance (and the appropriate Required Amount(s)) of a Limited Partner shall be increased to the extent of and in an amount equal to any distributions received by the Limited Partner pursuant to Section 5.1.B(3) hereof of proceeds of Partner Nonrecourse Debt as to which such Limited Partner would not (but for such Guaranty) bear the economic risk of loss. Any such Guaranty executed by a Limited Partner will be in form and substance reasonably acceptable to the Limited Partner and the General Partner. In no event shall the Partnership be required to permit a Limited Partner to provide a Guaranty in excess of his or her Negative Balance. At all times during which there are Limited Partners that hold Class A Units the Partnership shall maintain a sum of Nonrecourse Liabilities or Partner Nonrecourse Debt at least equal to the aggregate Negative Balances of such Limited Partners; at all times prior to September 1, 2007 during which there are Limited Partners that hold Class A Units the Partnership shall maintain a sum of Qualified NC Nonrecourse Liabilities (as hereinafter defined) at least equal to the aggregate Required Amounts of such Limited Partners with respect to the Property generally known as North Creek Plaza; and at all times prior to January 31, 2013 during which there are Limited Partners that hold Class A Units the Partnership shall maintain a sum of Qualified Plantation Centre Nonrecourse Liabilities (as hereinafter defined) at least equal to the aggregate Required Amounts of such Limited Partners with respect to the Property generally known as Plantation Centre. For purposes hereof, (1) a liability is a "Qualified NC Nonrecourse Liability" if, (A) such liability is the Assumed Debt identified in clause (iv)(B) of Section 4.1.A hereof or (B) a Limited Partner will be considered at-risk (within the meaning of section 465 of the Code) with respect to the activity of holding the Property generally known as North Creek Plaza to the extent that such Limited Partner has guaranteed such liability as contemplated herein, and (2) a liability is a "Qualified Plantation Nonrecourse Liability" if (A) such liability is the Assumed Debt identified in clause (iv)(A) of Section 4.1.A hereof or (B) a Limited Partner will be considered at-risk (within the meaning of section 465 of the Code) with respect to the activity of holding the Property generally known as Plantation Centre to the extent that such Limited Partner has guaranteed such liability as contemplated herein. The foregoing obligations of the Partnership to maintain a certain amount of Qualified NC Nonrecourse Liabilities, Qualified Plantation Centre Nonrecourse Liabilities, Nonrecourse Liabilities or Partner Nonrecourse Debt shall terminate upon the occurrence of a Liquidating Event.

B.  Continuation of Guaranties. Subject to Section 4.9.A, Section 4.9.C and Section 7.3 hereof, the Partnership shall not be restricted in its ability to change the amount or character of its liabilities and/or to incur, repay, prepay or refinance its Debt, but upon the reasonable request of any Limited Partner who holds Class A Units the Partnership shall allow the Limited Partners to enter into further Guarantees or similar arrangements in an amount less than or equal to their respective Required Amounts.

C.  Notice. The General Partner shall cause the Partnership to advise the LP Designated Representative of any refinancing or prepayment of any Assumed Debt or any other loan that constitutes a Nonrecourse Liability made to the Partnership by any lender other than WRI or its Affiliates or any Partner Nonrecourse Debt with respect to which any Limited Partners have provided Guarantees hereunder.

ARTICLE V.

DISTRIBUTIONS

Section 5.1  Requirement and Characterization of Distributions.

A.  Net Cash Flow from Operations. The General Partner shall distribute at least quarterly Net Cash Flow from Operations in such amount as shall be determined by the General Partner in its reasonable discretion in the following manner: (i) first, to the Limited Partners, pro rata among them in proportion to the Unpaid LP Return owing each such Limited Partner, in an amount equal to the aggregate Unpaid LP Return owing them; (ii) second, to the General Partner in an amount equal to the aggregate Unpaid GP Return owing the General Partner; (iii) third, to the General Partner in an amount equal to the Unreturned Capital of the General Partner; (iv) fourth, to the General Partner in an amount equal to the aggregate Unpaid Additional Return owing the General Partner; and (v) finally, to the Partners in proportion to their respective Percentage Interests.

B.  Net Cash Flow from Capital Transactions. The General Partner shall distribute at least quarterly Net Cash Flow from Capital Transactions in such amount as shall be determined by the General Partner in its reasonable discretion in the following order:

1.  first, to the Limited Partners pro rata among them in proportion to the Unpaid LP Return owing each such Limited Partner in an amount equal to the Unpaid LP Return owing the Limited Partners;

2.  second, to the General Partner in an amount equal to the aggregate Unpaid GP Return owing the General Partner;

3.  third, to the Limited Partners pro rata in proportion to the number of Class A Units held by each Limited partner, in an aggregate amount equal to that portion of the Unreturned Capital of the Limited Partners that is attributable to the Property or portion thereof that is the subject of the transaction that has produced such Net Cash Flow from Capital Transactions (as determined by the General Partner, in good faith, based upon the Agreed Values of the Properties and the aggregate Capital Contributions of the Partners attributable to each Property as of the Effective Date);

4.  fourth, to the General Partner in an amount equal to the Unreturned Capital owing the General Partner;

5.  fifth, to the General Partner in an amount equal to the Unpaid Additional Return owing the General Partner; and

6.  sixth, the balance, if any, shall be distributed to the Partners pro rata, in proportion to their respective Percentage Interests.

Notwithstanding the foregoing, any Net Cash Flow from Capital Transactions distributed by the Partnership following a Liquidating Event (and a failure of the Partners to elect to continue the business of the Partnership in accordance with Section 13.1 hereof) shall be made to and among the Partners in accordance with Section 13.2.A hereof.

C.  Put/Call Distribution Offset. If the exercise of the Put Right or Call Right entitles a Limited Partner to any dividend on Shares owned or deemed owned by the Limited Partner on the record date for such dividend, the distributions pursuant to this Article V with respect to any Unpaid LP Return to which the Limited Partner would otherwise be entitled for the period including such record date shall be offset (and the LP Return reduced) by any such dividend to which such Limited Partner is entitled.

D.  Subordination of Certain Payments. Notwithstanding any provision hereof to the contrary, the Partnership shall not make any payments in respect of any indebtedness owing to WRI or its Affiliates or any fees or compensation owing to WRI or its Affiliates or make any payments to WRI or its Affiliates pursuant to Section 7.4 or 7.6 hereof unless and until the Partnership shall first make distributions to the holders of Class A Units equal to any Unpaid LP Return then owing to them (and, if applicable, any portion(s) of their Unreturned Capital referred to in clause (3) of Section 5.1.B with respect to any Net Cash Flow from Capital Transactions; provided that this parenthetical clause may be waived in writing by the LP Designated Representative on behalf of all holders of Class A Units at or prior to the time that any distribution pursuant to clause 5.1.B(3) would otherwise be made).

Section 5.2  Amounts Withheld.

All amounts withheld pursuant to the Code or any provisions of any state or local tax law and Section 10.5 hereof with respect to any allocation, payment or distribution to the General Partner, the Limited Partners or Assignees shall be treated as amounts distributed to the General Partner, Limited Partners or Assignees pursuant to Section 5.1 or Section 13.2.A above for all purposes under this Agreement.

ARTICLE VI.

ALLOCATIONS

Section 6.1  Allocations for Capital Account Purposes

For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Exhibit B hereto) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

A.  Net Income. After giving effect to the special allocations set forth in Section 1 of Exhibit C, Net Income (and to the extent necessary to accomplish the purposes hereof, items of gross income and gain) shall be allocated (i) first, to the General Partner in an amount equal to the cumulative Net Losses allocated to the General Partner pursuant to clause (iv) of Section 6.1.B below, less the cumulative allocations of Net Income made previously to the General Partner under this clause (i); (ii) second, to the Limited Partners in an amount equal to the cumulative Net Losses allocated to such Limited Partners under clause (iii) of Section 6.1.B (pro rata among them in proportion to the aggregate Net Losses allocated to each such Limited

Partner under clause (iii) of Section 6.1.B), less the cumulative allocations of Net Income made previously by the Partnership to such Limited Partners under this clause (ii); (iii) third, to the General Partner in an amount equal to the cumulative Net Losses allocated to the General Partner under clause (ii) of Section 6.1.B, less the cumulative allocations of Net Income made previously by the Partnership to the General Partner under this clause (iii); (iv) fourth, to each Limited Partner in an amount equal to the aggregate LP Return paid or payable to such Limited Partner, less the cumulative allocations of Net Income made previously to each such Limited Partner under this clause (iv) (the aggregate allocation to the Limited Partners hereunder being made to and among the Limited Partners pro rata in proportion to the aggregate LP Return paid or payable to each such Limited Partner); (v) fifth, to the General Partner in an amount equal to the aggregate GP Return paid or payable to the General Partner, less the cumulative allocations of Net Income made previously to the General Partner under this clause (v); (vi) sixth, to the General Partner in an amount equal to the Additional Return paid or payable to the General Partner, less the cumulative allocations of Net Income made previously by the Partnership to the General Partner under this clause (vi); and (vii) finally, the balance, if any, shall be allocated to the Partners in accordance with and in proportion to their respective Percentage Interests in the Partnership.

B.  Net Losses. After giving effect to the special allocations set forth in Section 1 of Exhibit C, Net Losses (and to the extent necessary to accomplish the purposes hereof, items of loss, expense and deduction) shall be allocated (i) first, to the Partners until the cumulative Net Losses allocated to the Partners under this clause (i) equal the cumulative Net Income allocated to each Partner under clause (vii) of Section 6.1.A.; (ii) second, to the General Partner in proportion to its Adjusted Capital Account balance (i.e. its Adjusted Capital Account Balance attributable to all of its Partnership Units regardless of whether such Partnership Units constitute its General Partner Interest), in an amount equal to such General Partner's Adjusted Capital Account balance prior to the allocation under this clause (ii); (iii) third, to each Limited Partner, in an amount equal to such Limited Partner's Adjusted Capital Account balance prior to the allocation under this clause (iii) (such allocation being made to and among the Limited Partners pro rata in proportion to their respective Adjusted Capital Account Balances); (iv) fourth, to the General Partner, to the extent that any further allocations of Net Losses to the Limited Partners would result in any Limited Partner having an Adjusted Capital Account Deficit.

C.  Allocation of Nonrecourse Debt. For purposes of Regulations Section 1.752-3(a), the Partners agree that, to the extent permitted by applicable law, Nonrecourse Liabilities of the Partnership in excess of the sum of (i) the amount of Partnership Minimum Gain and (ii) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners (x) first, to the extent of the aggregate of and in proportion to their respective amounts of 704(c) Gain (to the extent not already taken into account with respect to Nonrecourse Built-in Gain) and (y) thereafter, in proportion to their respective Percentage Interests.

D.  Recapture Income. Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible after taking into account other required allocations of gain pursuant to Exhibit C hereto, be characterized as Recapture Income in the same proportions and to the same extent as such Partners have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

E.  Allocations by General Partner to Reflect Economic Rights. In the event the General Partner shall determine, in its reasonable good faith judgment, that it is necessary to modify the manner in which the Partnership's items of income, gain, loss and deduction shall be allocated among the Partners in a taxable year (or portion thereof) in order to cause such allocation to reflect accurately the relative economic rights of the Partners, the General Partner may make such a modification.

ARTICLE VII.

MANAGEMENT AND OPERATIONS OF BUSINESS

Section 7.1  Management.

A.  Powers of General Partner. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership are and shall be exclusively vested in the General Partner, and no Limited Partner shall have any right to participate in or exercise control or management power over the business and affairs of the Partnership. The General Partner may not be removed by the Limited Partners with or without cause. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 4.9 above and Section 7.3 below, shall have full power and authority to do all things deemed necessary or desirable by it to conduct the business of the Partnership, to exercise all powers set forth in Section 3.2 hereof and to effectuate the purposes set forth in Section 3.1 hereof, including, without limitation:

1.  the making of any expenditures, the lending or borrowing of money (including, without limitation, making prepayments on loans and borrowing money to permit the Partnership to make distributions to its Partners in such amounts as will permit WRI (as long as WRI qualifies as a REIT) to avoid the payment of any federal income tax (including, for this purpose, any excise tax pursuant to Section 4981 of the Code) and to make distributions to its shareholders sufficient to permit WRI to maintain REIT status), the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness (including the securing of same by deed to secure debt, mortgage, deed of trust or other lien or encumbrance on the Partnership's assets) and the incurring of any obligations the General Partner deems necessary for the conduct of the activities of the Partnership;

2.  the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

3.  the acquisition, sale, transfer, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of the Properties and any or all of the other assets of the Partnership (including the exercise or grant of any conversion, option, privilege or subscription right or other right available in connection with any assets at any time held by the Partnership) or the merger or other combination of the Partnership with or into another entity, on such terms as the General Partner deems proper;

4.  the use of the assets of the Partnership (including, without limitation, cash on hand) for any purpose consistent with the terms of this Agreement and on any terms it sees fit, including, without limitation, the financing of the conduct of the operations of the Partnership or any of its Subsidiaries, the lending of funds to other Persons (including, without limitation, WRI and its Subsidiaries) and the repayment of obligations of the Partnership and its Subsidiaries and any other Person in which the Partnership has an equity investment and the making of capital contributions to its Subsidiaries;

5.  the management, operation, development, leasing, landscaping, repair, alteration, demolition or improvement of any real property or improvements owned by the Partnership or any Subsidiary of the Partnership;

6.  the negotiation, execution, and performance of any contracts, conveyances or other instruments that the General Partner considers useful or necessary to the conduct of the Partnership's operations or the implementation of the General Partner's powers under this Agreement, including contracting with contractors, developers, consultants, accountants, legal counsel, other professional advisors and other agents and the payment of their expenses and compensation out of the Partnership's assets;

7.  the distribution of Partnership cash or other Partnership assets in accordance with this Agreement;

8.  the holding, managing, investing and reinvesting of cash and other assets of the Partnership;

9.  the collection and receipt of revenues and income of the Partnership;

10.  the establishment of one or more divisions of the Partnership, the selection and dismissal of employees of the Partnership, any division of the Partnership, or the General Partner (including, without limitation, employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors of the General Partner, the Partnership, or any division of the Partnership and the determination of their compensation and other terms of employment or hiring;

11.  the maintenance of such insurance for the benefit of the Partnership and the Partners as it deems necessary or appropriate;

12.  the formation of, or acquisition of an interest in, and the contribution of property to, any corporations, limited or general partnerships, joint ventures, limited liability companies or other relationships that it deems desirable (including, without limitation, the acquisition of interests in, and the contributions of property to its Subsidiaries and any other Person in which may have an equity investment from time to time);

13.  the control of any matters affecting the rights and obligations of the Partnership, including the settlement, compromise, submission to arbitration or any other form of dispute resolution or abandonment of any claim, cause of action, liability, debt or damages due or owing to or from the Partnership, the commencement or defense of suits, legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, the representation of the Partnership in all suits or legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, the incurring of legal expense and the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

14.  the undertaking of any action in connection with the Partnership's direct or indirect investment in its Subsidiaries or any other Person (including, without limitation, the contribution or loan of funds by the Partnership to such Persons), incurring indebtedness on behalf of such Persons or the guarantee of the obligations of such Persons;

15.  the determination of the fair market value of any Partnership property distributed in kind, using such reasonable method of valuation as the General Partner may adopt;

16.  the exercise, directly or indirectly, through any attorney-in-fact acting under a general or limited power of attorney, of any right, including the right to vote, appurtenant to any assets or investment held by the Partnership;

17.  the exercise of any of the powers of the General Partner enumerated in this Agreement on behalf of or in connection with any Subsidiary of the Partnership or any other Person in which the Partnership has a direct or indirect interest, individually or jointly with any such Subsidiary or other Person;

18.  the exercise of any of the powers of the General Partner enumerated in this Agreement on behalf of any Person in which the Partnership does not have any interest pursuant to contractual or other arrangements with such Person;

19.  the making, execution and delivery of any and all deeds, leases, notes, deeds to secure debt, mortgages, deeds of trust, security agreements, conveyances, contracts, guarantees, warranties, indemnities, waivers, releases or other legal instruments or agreements in writing necessary or appropriate in the judgment of the General Partner for the accomplishment of any of the powers of the General Partner under this Agreement;

20.  the amendment and restatement of Exhibit A hereto to reflect accurately at all times the Partnership Units, Percentage Interests and Share Consideration of and with respect to the Partners as the same are adjusted from time to time to the extent necessary to reflect Equity Adjustments, redemptions, Capital Contributions, the issuance of Partnership Units, the admission of any Substituted Limited Partner or otherwise, as long as the matter or event being reflected in Exhibit A hereto otherwise is authorized by this Agreement; and

21.  the employment and compensation of Persons to provide goods and/or services to the Partnership and the adoption on behalf of the Partnership, of employee benefit plans for the benefit of employees of the General Partner, the Partnership or any Affiliate or Subsidiary of either of them in respect of services performed for the benefit of the Partnership or its Subsidiaries.

B.  No Approval by Limited Partners. Each of the Limited Partners agrees that the General Partner is authorized to execute, deliver and perform the above-mentioned agreements and transactions on behalf of the Partnership without any further act, approval or vote of the Partners, notwithstanding any other provision of this Agreement (except as expressly provided to the contrary in Sections 4.9 and 7.3), the Act or any applicable law, rule or regulation, to the full extent permitted under the Act or other applicable law. The execution, delivery or performance by the General Partner or the Partnership of any agreement authorized or permitted under this Agreement shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement or of any duty stated or implied by law or equity.

C.  Insurance. At all times from and after the date hereof, the General Partner, at the expense of the Partnership, may cause the Partnership to obtain and maintain (i) casualty, liability and other insurance on the properties of the Partnership, (ii) liability insurance for the benefit of the Indemnitees hereunder and (iii) such other insurance as the General Partner, in its sole and absolute discretion, determines to be necessary.

D.  Working Capital and Other Reserves. At all times from and after the date hereof, the General Partner may cause the Partnership to establish and maintain working capital reserves in such amounts as the General Partner, in its sole and absolute discretion, deems appropriate and reasonable from time to time.

E.  No Obligations to Consider Tax Consequences of Limited Partners. In exercising its authority under this Agreement (as such authority may be limited or qualified pursuant to Sections 4.9 and 7.3 hereof), the General Partner shall be under no obligation to take into account the tax consequences to any Partner (including the Limited Partners) of any action taken (or not taken) by it. The General Partner and the Partnership shall not have liability to any Limited Partner for monetary damages or otherwise for losses sustained, liabilities incurred or benefits not derived by such Limited Partner in connection with such decisions.

Section 7.2  Certificate of Limited Partnership.

The General Partner has filed a Certificate of Limited Partnership in the Office of the Secretary of State of Delaware. The General Partner shall use all reasonable efforts to cause to be filed all other certificates or documents as may be reasonable and necessary or appropriate for the formation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and any other state, the District of Columbia or other jurisdiction in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate and do all the things to maintain the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) under the laws of the State of Delaware and each other state, the District of Columbia or other jurisdiction in which the Partnership may elect to do business or own property. The General Partner shall deliver or mail a copy of any amendment to the Certificate to the Limited Partners.

Section 7.3  Restrictions on General Partner's Authority.

A.  Consent Required. The General Partner may not take any action in contravention of an express prohibition or limitation of this Agreement or any action that reasonably could be expected to cause the Partnership not to qualify as a "partnership" for federal income tax purposes without the written Consent of (i) all of the Limited Partners or (ii) such lower percentage of the Limited Partner Interests as may be specifically provided for under a provision of this Agreement or the Act.

B.  Sale of the Property. Except as provided in Article XIII hereof and subject to the further provisions of this Section 7.3.B, the General Partner may not sell, exchange, transfer or otherwise dispose of any Property in any taxable transaction pursuant to which any Contributor LP with respect to such Property would recognize taxable income pursuant to Code Section 704(c) due to the difference between the Agreed Value of such Property and the corresponding Contributor's adjusted basis in such Property for federal income tax purposes as of the Effective Date ("704(c) Gain"). Notwithstanding any provision herein to the contrary, the General Partner shall have complete authority, acting singly and without the necessity of joinder of any other Person, to sell, exchange, transfer or otherwise dispose of all or any portion of any Property (such Property or portion thereof being referred to herein as a "Disposed Property") (i) at any time after the end of the Protected Period (in a taxable transaction or otherwise), and (ii) at any time prior to the end of the Protected Period, if (A) the General Partner reasonably determines with the advice of the Partnership's tax advisors that such sale, exchange, transfer or other disposition will not result in the recognition of 704(c) Gain by the Contributor LPs; (B) a Terminating Event has occurred to each Contributor LP (or its successor) such that the respective adjusted bases of all outstanding Class A Units (for federal income taxation) held by Persons other than WRI or its Affiliates have at some time following the Effective Date been increased or decreased to the fair market value of such Class A Units; (C) the Partners then owning a majority of the Partnership Units originally issued to the Contributor LPs which are then outstanding and owned by Persons other than WRI, its successors in interest, and the Affiliates of WRI and/or its successors in interest, approve the sale, exchange, transfer or other disposition of the Disposed Property; or (D) in connection with the transaction the General Partner reimburses the Contributor LPs with respect to such Disposed Property for (1) any federal income taxes actually payable by such Contributor LPs attributable to 704(c) Gain recognized as a result of the transaction and (2) any income taxes actually payable by such Contributor LPs as a result of the payments described in clause (1) and this clause (2).

C.  Other Actions and Transactions. Without the Consent of the Partners then owning a majority of the Partnership Units originally issued to the Contributor LPs which are then outstanding and owned by Persons other than WRI, its successors in interest, and the Affiliates of WRI and/or its successors in interest, the General Partner shall have no authority to cause the Partnership (or any Subsidiary of the Partnership):

1.  to incur mortgage indebtedness that in the reasonable judgment of the General Partner would result in the Properties generating insufficient Net Cash Flow from Operations after debt service to make quarterly distributions to the holders of Class A Units at least equal to their LP Return; provided, however, that notwithstanding the foregoing, the General Partner shall in all events be authorized, without the Consent or approval of any other Partner, to incur and maintain Debt as required to comply with Section 4.9 hereof;

2.  to enter into any transaction or relationship with the General Partner, or any Affiliate of the General Partner, unless any payments made by the Partnership to the General Partner or its Affiliates are subject to the provisions of Section 5.1.D hereof;

3.  to issue new interests in the Partnership other than Class A Units to the Contributor LPs (and their successors and assigns) and Class B Units to the General Partner and its successors and assigns, in each case as authorized by the applicable provisions of this Agreement;

4.  to lend to any Person that is an Affiliate of WRI (other than any Subsidiary of the Partnership) funds of the Partnership;

5.  to lease any portion of any Property to WRI or any Affiliate of WRI upon terms that are more favorable to WRI or its Affiliate than would be reasonably expected if the Partnership had leased such portion of the Property to an unrelated third party; or

6.  to sell all or any portion of the Properties to WRI or an Affiliate of WRI at a price or upon terms that are more favorable to WRI or its Affiliate than would reasonably be expected if the Partnership had sold all or such portion of the Properties to an unrelated third party.

Section 7.4  Reimbursement of the General Partner.

A.  No Compensation. Except as provided in this Section 7.4 and elsewhere in this Agreement (including the provisions of Articles V and VI hereof regarding distributions, payments and allocations to which it may be entitled), the General Partner shall not be compensated for its services as general partner of the Partnership.

B.  Responsibility for Partnership Expenses. The Partnership shall be responsible for and shall pay all expenses relating to the Partnership's organization (other than legal fees and expenses incurred by the General Partner or any Limited Partner in negotiating and preparing the Contribution Agreement, this Agreement and any other agreement by and among WRI or the Partnership on the one hand and one or more Limited Partners (or their Affiliates) on the other hand), the ownership of its assets and its operations. The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine in its good faith discretion, for all reasonable expenses it, and/or its Affiliates incur relating to the operation of, or for the benefit of, the Partnership. The General Partner shall determine the amount of reasonable expenses incurred by the General Partner and its Affiliates related to the operation of, or for the benefit of, the Partnership. In the event that certain expenses are incurred for the benefit of both the Partnership and other entities (including the General Partner or any of its Affiliates), such expenses will be allocated to the Partnership and such other entities in such a manner as the General Partner in its good faith discretion deems fair and reasonable. Such reimbursements shall be in addition to any reimbursement to the General Partner, and/or its Affiliates pursuant to Section 10.3.C hereof and as a result of indemnification pursuant to Section 7.6 below. All payments and reimbursements hereunder shall be characterized for federal income tax purposes as expenses of the Partnership incurred on its behalf, and not as expenses of the General Partner, and/or its Affiliates.

C.  Reimbursement not a Distribution. If and to the extent any reimbursement made pursuant to this Section 7.4 is determined for federal income tax purposes not to constitute a payment of expenses of the Partnership, the amount so determined shall constitute a guaranteed payment under Section 707 of the Code, shall be treated consistently therewith by the Partnership and all Partners and shall not be treated as a distribution for purposes of computing the Partners' Capital Accounts or the distributions to which the Partners are entitled hereunder.

Section 7.5  Outside Activities of the General Partner.

A.  General. The General Partner shall devote to the Partnership such time as may be necessary for the proper performance of its duties as General Partner, but the General Partner is not required, and is not expected, to devote its full time to the performance of such duties. It is understood that the General Partner, and its trust managers, officers, directors, employees, agents, trustees, Affiliates, Subsidiaries and shareholders shall have substantial business interests and engage in substantial business activities in addition to those relating to the Partnership, including, without limitation, engaging in other business interests and activities which are in direct or indirect competition with the Partnership. Neither the Partnership nor any Partners shall have any right by virtue of this Agreement or the partnership relationship established hereby in or to such other ventures or activities or to the income or proceeds derived therefrom, and the pursuit of such ventures, even if directly competitive with the business of the Partnership, shall not be deemed wrongful or improper in any manner. Neither the General Partner nor any Affiliate of the General Partner shall be obligated to present any particular opportunity to the Partnership even if such opportunity is of a character which, if presented to the Partnership, could be taken by the Partnership, and, regardless of whether or not such opportunity is competitive with the Partnership. The General Partner and its Affiliates shall have the right to take for their own account (individually or as a shareholder, member, trustee, partner or fiduciary), or to recommend to others, any such particular opportunity. The General Partner, and its Affiliates may hold Limited Partner Interests and (except as otherwise expressly provided in this Agreement with regard to certain matters requiring the Consent of Limited Partners) shall be entitled to exercise all rights of a Limited Partner hereunder relating to such Limited Partner Interests.

Section 7.6  Indemnification.

A.  GENERAL. THE PARTNERSHIP SHALL INDEMNIFY EACH INDEMNITEE FROM AND AGAINST ANY AND ALL LOSSES, CLAIMS, DAMAGES, LIABILITIES, JOINT OR SEVERAL, EXPENSES (INCLUDING, WITHOUT LIMITATION, REASONABLE ATTORNEYS' FEES AND OTHER LEGAL FEES AND EXPENSES), JUDGMENTS, FINES, SETTLEMENTS AND OTHER AMOUNTS ARISING FROM OR IN CONNECTION WITH ANY AND ALL CLAIMS, DEMANDS, ACTIONS, SUITS OR PROCEEDINGS, CIVIL, CRIMINAL, ADMINISTRATIVE OR INVESTIGATIVE INCURRED BY THE INDEMNITEE AND RELATING TO THE PARTNERSHIP, OR ITS OPERATIONS, IN WHICH ANY SUCH INDEMNITEE MAY BE INVOLVED, OR IS THREATENED TO BE INVOLVED, AS A PARTY OR OTHERWISE, UNLESS IT IS ESTABLISHED BY A FINAL DETERMINATION OF A COURT OF COMPETENT JURISDICTION THAT: (i) THE ACT OR OMISSION OF THE INDEMNITEE WAS MATERIAL TO THE MATTER GIVING RISE TO THE PROCEEDING AND EITHER CONSTITUTED GROSS NEGLIGENCE OR A MATERIAL BREACH OF THIS AGREEMENT (INCLUDING, WITHOUT LIMITATION, ANY MATERIAL BREACH OF AUTHORITY BY THE INDEMNITEE)

OR WAS COMMITTED IN BAD FAITH OR WAS THE RESULT OF ACTIVE AND DELIBERATE DISHONESTY, (ii) THE INDEMNITEE ACTUALLY RECEIVED AN IMPROPER PERSONAL BENEFIT IN MONEY, PROPERTY OR SERVICES OR (iii) IN THE CASE OF ANY CRIMINAL PROCEEDING, THE INDEMNITEE HAD REASONABLE CAUSE TO BELIEVE THAT THE ACT OR OMISSION WAS UNLAWFUL. WITHOUT LIMITATION, THE FOREGOING INDEMNITY SHALL EXTEND TO ANY LIABILITY OF ANY INDEMNITEE, PURSUANT TO A LOAN GUARANTEE, CONTRACTUAL OBLIGATIONS FOR ANY INDEBTEDNESS OR OTHER OBLIGATIONS OR OTHERWISE FOR ANY INDEBTEDNESS OF THE PARTNERSHIP OR ANY SUBSIDIARY OF THE PARTNERSHIP (INCLUDING, WITHOUT LIMITATION, ANY INDEBTEDNESS WHICH THE PARTNERSHIP OR ANY SUBSIDIARY OF THE PARTNERSHIP HAS ASSUMED OR TAKEN SUBJECT TO), AND THE GENERAL PARTNER IS HEREBY AUTHORIZED AND EMPOWERED, ON BEHALF OF THE PARTNERSHIP, TO ENTER INTO ONE OR MORE INDEMNITY AGREEMENTS CONSISTENT WITH THE PROVISIONS OF THIS SECTION 7.6.A IN FAVOR OF ANY INDEMNITEE HAVING OR POTENTIALLY HAVING LIABILITY FOR ANY SUCH INDEBTEDNESS. THE TERMINATION OF ANY PROCEEDING BY JUDGMENT, ORDER OR SETTLEMENT (OTHER THAN ANY JUDGMENT OR ORDER TO THE EFFECT THAT AN INDEMNITEE DID NOT MEET THE REQUISITE STANDARD OF CONDUCT SET FORTH IN THIS SECTION 7.6.A) DOES NOT CREATE A PRESUMPTION THAT THE INDEMNITEE DID NOT MEET THE REQUISITE STANDARD OF CONDUCT SET FORTH IN THIS SECTION 7.6.A. THE TERMINATION OF ANY PROCEEDING BY CRIMINAL CONVICTION OR UPON A PLEA OF NOLO CONTENDERE OR ITS EQUIVALENT, OR AN ENTRY OF AN ORDER OF PROBATION PRIOR TO JUDGMENT, CREATES A REBUTTABLE PRESUMPTION THAT THE INDEMNITEE ACTED IN A MANNER CONTRARY TO THAT SPECIFIED IN THIS SECTION 7.6.A WITH RESPECT TO THE SUBJECT MATTER OF SUCH PROCEEDING. ANY INDEMNIFICATION PURSUANT TO THIS SECTION 7.6.A SHALL BE MADE ONLY OUT OF THE ASSETS OF THE PARTNERSHIP, AND ANY INSURANCE PROCEEDS FROM THE LIABILITY POLICY COVERING THE GENERAL PARTNER AND ANY INDEMNITEES, AND NEITHER THE GENERAL PARTNER NOR ANY LIMITED PARTNER SHALL HAVE ANY OBLIGATION TO CONTRIBUTE TO THE CAPITAL OF THE PARTNERSHIP OR OTHERWISE PROVIDE FUNDS TO ENABLE THE PARTNERSHIP TO FUND ITS OBLIGATIONS UNDER THIS SECTION 7.6.A.

B.  Advancement of Expenses. Reasonable expenses expected to be incurred by an Indemnitee shall be paid or reimbursed by the Partnership in advance of the final disposition of any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative made or threatened against an Indemnitee upon receipt by the Partnership of (i) a written statement of the General Partner affirming its good faith belief that the standard of conduct necessary for indemnification by the Partnership as authorized in Section 7.6.A has been met, (ii) a written affirmation by the Indemnitee of the Indemnitee's good faith belief that the standard of conduct necessary for indemnification by the Partnership as authorized in Section 7.6.A has been met and (iii) a written undertaking by or on behalf of the Indemnitee to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

C.  No Limitation of Rights. The indemnification provided by this Section 7.6 shall be in addition to any other rights to which an Indemnitee or any other Person may be entitled as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity unless otherwise provided in a written agreement pursuant to which such Indemnitee is indemnified.

D.  Insurance. The Partnership may purchase and maintain insurance on behalf of the Indemnitees and such other Persons as the General Partner shall determine against any liability that may be asserted against or expenses that may be incurred by such Persons in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such Persons against such liability under the provisions of this Agreement.

E.  No Personal Liability for Limited Partners. In no event may an Indemnitee subject any of the Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

F.  Interested Transactions. An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.6 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

G.  Benefit. The provisions of this Section 7.6 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons. Any amendment, modification or repeal of this Section 7.6, or any provision hereof, shall be prospective only and shall not in any way affect the Partnership's obligation to any Indemnitee under this Section 7.6 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or related to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

H.  Indemnification Payments Not Distributions. If and to the extent any payments to any Partner pursuant to this Section 7.6 constitute gross income to such Partner (as opposed to the repayment of advances made on behalf of the Partnership), such amounts shall constitute guaranteed payments within the meaning of Section 707(c) of the Code, shall be treated consistently therewith by the Partnership and all Partners, and shall not be treated as distributions for purposes of computing the Partners' Capital Accounts or the distributions to which the Partners are entitled hereunder.

Section 7.7  Liability of the General Partner.

A.  General. Notwithstanding anything to the contrary set forth in this Agreement, the General Partner shall not be liable for monetary damages to the Partnership, any Partners or any Assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, if the General Partner acted in good faith and otherwise in accordance with the standard of conduct necessary for indemnification by the Partnership as authorized by Section 7.6.A.

B.  No Obligation to Consider Separate Interests of Limited Partners. The Limited Partners expressly acknowledge that the General Partner is acting on behalf of the Partnership, and the shareholders of WRI collectively, that the General Partner is under no obligation to consider the separate interests of the Limited Partners or Assignees (including, without limitation, the tax consequences to Limited Partners or Assignees) in deciding whether to cause the Partnership to take (or decline to take) any actions, and that neither of the General Partner, nor any of its Affiliates, shall be liable for monetary damages or otherwise for losses sustained, liabilities incurred or benefits not derived by Limited Partners or Assignees in connection with such decisions, provided that the General Partner has acted in good faith and within the scope of its authority under this Agreement.

C.  Actions of Agents. The General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents. Neither of the General Partner, nor any of its Affiliates, shall be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

D.  Effect of Amendment. Any amendment, modification or repeal of this Section 7.7 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability of the General Partner, or any Affiliate of the General Partner, to the Partnership and the Limited Partners under this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8  Other Matters Concerning the General Partner.

A.  Reliance on Documents. The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

B.  Reliance on Advisors. The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers, architects, engineers, environmental consultants and other consultants and advisors selected by it, and any act taken or omitted to be taken in reliance upon the opinion of such Persons as to matters which the General Partner reasonably believes to be within such Persons' professional or expert competence shall be conclusively presumed to have been done or omitted in good faith.

C.  Action Through Agents. The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers and a duly appointed attorney or attorneys-in-fact. Each such attorney shall, to the extent provided by the General Partner in the power of attorney, have full power and authority to do and perform each and every act and duty which is permitted or required to be done by the General Partner hereunder.

D.  Actions to Maintain REIT Status or Avoid Taxation of WRI. Notwithstanding any other provisions of this Agreement or the Act, any action of the General Partner on behalf of the Partnership or any decision of the General Partner to refrain from acting on behalf of the Partnership undertaken in the good faith belief that such action or omission is necessary or advisable in order (i) to protect the ability of WRI to continue to qualify as a REIT or (ii) to allow WRI to avoid incurring any liability for taxes under Section 857 or 4981 of the Code, is expressly authorized under this Agreement and is deemed approved by all of the Limited Partners. In the event that the General Partner shall take any action on behalf of the Partnership or decide to refrain from any acting on behalf of the Partnership pursuant to this Section 7.8.D and such act or omission shall be in contravention of any express provision of this Agreement and shall have a material adverse effect upon the Limited Partners, then the General Partner shall indemnify and hold such affected Limited Partners harmless from any losses, costs or expenses actually incurred by them as a result of such act or omission.

Section 7.9  Title to Partnership Assets.

Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof.

Section 7.10  Reliance by Third Parties.

Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner has full power and authority, without consent or approval of any other Partner or Person, to encumber, finance, refinance, transfer, sell, dispose of, or otherwise use in any manner any and all assets of the Partnership, to enter into any contracts on behalf of the Partnership and to take any and all actions on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner as if the General Partner were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies which may be available against such Person to contest, negate or disaffirm any action of the General Partner in connection with any such dealing. In no event shall any Person dealing with the General Partner or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expediency of any act or action of the General Partner or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (i) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (ii) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership, and (iii) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII.

RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS

Section 8.1  Limitation of Liability.

The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement, including Section 10.5 hereof, or under the Act.

Section 8.2  Management of Business.

No Limited Partner or Assignee (other than the General Partner, or any officer, director, employee, member, manager, agent, trust manager or trustee of the General Partner or the Partnership, in their capacity as such) shall take part in the operation, management or control (within the meaning of the Act) of the Partnership's business (except as respects voting on matters as to which this Agreement makes the Consent or approval of one or more Limited Partners or Assignees relevant), transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. The transaction of any such business by the General Partner or any officer, director, employee, member, manager, agent, trustee or trust manager of the General Partner or the Partnership, in their capacity as such, shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

Section 8.3  Outside Activities of Limited Partners.

Each Limited Partner and, as applicable, his, her or its Assignee and trust managers, trustees, officers, directors, employees, partners, members, managers, agents, Affiliates, Subsidiaries and shareholders may have substantial business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct or indirect competition with the Partnership. Neither the Partnership nor any Partners shall have any rights by virtue of this Agreement or the partnership relationship established hereby in or to any such ventures or activities or to the income or proceeds derived therefrom, and the pursuit of such ventures, even if directly competitive with the business of the Partnership, shall not be deemed wrongful or improper in any manner. Neither any Limited Partner nor any Assignee nor any Affiliate of any Limited Partner or Assignee shall be obligated to present any particular opportunity to the Partnership even if such opportunity is of a character which, if presented to the Partnership, could be taken by the Partnership, and regardless of whether or not such opportunity is competitive with the Partnership. Each Limited Partner and Assignee and his, her or its Affiliates shall have the right to take for their own account (individually or as a shareholder, member, trustee, partner or fiduciary), or to recommend to others, any such particular opportunity.

Section 8.4  Return of Capital.

No Limited Partner shall be entitled to the withdrawal or return of its Capital Contributions, except to the extent of distributions made pursuant to this Agreement or upon termination of the Partnership as provided herein. Except to the extent expressly provided to the contrary in Exhibit C hereto or Articles V, VI or XIII hereof or as otherwise expressly provided in this Agreement, no Limited Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to Net Income, Net Loss, gains, profits, losses, distributions or credits.

Section 8.5  Rights of Limited Partners Relating to the Partnership.

A.  General. In addition to other rights provided by this Agreement or by the Act, each Limited Partner shall have the right, upon written demand:

1.  to obtain a copy of the Partnership's federal, state and local income tax returns for each Partnership Year; and

2.  to obtain a copy of this Agreement and the Certificate and all amendments thereto.

Each Partner shall be entitled to demand (at the cost of the Partnership) one copy of the documents referred to in clauses (1) and (2) above. In the event that a Partner shall request additional copies of such documents, such additional copies shall be provided to the Partner, at such Partner's cost.

Section 8.6  Put Right.

A.  General.

1.  Subject to Section 8.6.C and Section 8.6.D, on or after the first anniversary of the Effective Date, each Partner shall have the right (the "Put Right") from time to time to require the Partnership to redeem the Class A Units held by each such Partner at a price equal to and in the form of the Cash Amount. The Put Right shall be exercised pursuant to a Notice of Put delivered to the General Partner by a Partner or Assignee (either, the "Put Partner"). No Put Partner shall exercise the Put Right at any particular time with respect to less than 2,500 (or if the Put Partner owns fewer than 2,500 Class A Units, then all) of the Class A Units held by such Put Partner.

2.  No Put Partner shall have any right with respect to any Class A Units in the Partnership after providing the Notice of Put described above with respect to such Class A Units, other than the right to receive payment of the Consideration for such Class A Units in the Partnership in accordance with this Section 8.6.

3.  The Assignee of a Put Partner may exercise the rights of the Limited Partner pursuant to this Section 8.6, and the Put Partner shall be deemed to have assigned such rights to such Assignee and shall be bound by the exercise of such rights by the Put Partner's Assignee. In connection with any exercise of such rights by such Assignee on behalf of a Put Partner, the Consideration shall be paid by the Partnership or the General Partner directly to such Assignee and not to the Put Partner and neither the General Partner nor the Partnership shall have any liability to such Put Partner for making such payment to such Assignee.

4.  Each Put Partner shall be unable to exercise the Put Right and the Put Right shall lapse upon and following the thirtieth (30th) day following the delivery of a

Liquidation Notice by the General Partner to the Put Partner, unless and until the Partners shall continue the business of the Partnership under Article XIII.

B.  Payment of Consideration.

1.  Within thirty (30) days after the delivery of the Notice of Put under this Section 8.6 by a Put Partner or an Assignee, the Partnership (subject to the limitations set forth in Section 8.6.C and Section 8.6.D, and subject to the provisions of Section 8.6.B(4) hereof with regard to an election by the General Partner to purchase the Class A Units offered by the Put Partner or Assignee) shall transfer and deliver the Cash Amount to the Put Partner or, as applicable, the Assignee whereupon the Partnership shall redeem the Class A Units offered by the Put Partner or, as applicable, the Assignee.

2.  In the event that the General Partner (under Section 8.6.B(4), below), elects to pay the Consideration owing a Put Partner or an Assignee hereunder in the form of the Share Consideration and such Share Consideration is not a whole number of Shares, the Put Partner or Assignee shall be paid (i) that number of Shares which equals the nearest whole number less than such amount, plus (ii) an amount of cash equal to the result of multiplying (x) the average of the daily market price (as determined in accordance with the last sentence of the definition of "Cash Amount" in Article I hereof) per share of Shares for the ten consecutive trading days prior to the Valuation Date, by (y) the fraction represented by the remaining fractional Share which would otherwise be payable to the Put Partner or the Assignee.

3.  Each Put Partner and each Assignee agrees to deliver to the Partnership or the General Partner the Class A Unit Certificate(s) representing the Class A Units to which the Notice of Put applies and to execute such documents as the General Partner may require to effect, in accordance with the provisions of this Agreement, the redemption of such Class A Units or the purchase of such Class A Units and the payment of the Cash Amount and the issuance of Shares upon exercise of the Put Right (including without limitation an assignment of Partnership Units pursuant to the terms of which the Put Partner or Assignee agrees to indemnify and hold the Partnership and the General Partner harmless from any and all liabilities, charges, costs and expenses incurred by the Partnership or the General Partner that are attributable to any liens, encumbrances or claims that burden the Put Partner's title to such Class A Units (or could reasonably be expected to affect title to such Class A Units); provided, that for purposes of this Section 8.6.B(3), the security interest in a Put Partner's or Assignee's Class A Units pursuant to Section 10.5 hereof shall be disregarded as long as such Put Partner or Assignee shall pay or shall have paid to the Partnership or the General Partner all sums, if any, owing to the Partnership or the General Partner pursuant to Section 10.5 hereof prior to the delivery of the Notice of Put to the General Partner pursuant to this Section 8.6.

4.  Notwithstanding the provisions of this Section 8.6 to the contrary upon exercise of the Put Right, a Put Partner or, as applicable, an Assignee, shall be deemed to have offered to sell the Class A Units described in the Put Notice to the General Partner and the General Partner may, in its sole and absolute discretion, elect to purchase directly and acquire such Class A Units by paying to the Put Partner or, as applicable, the Assignee, the Consideration (i.e. either the Cash Amount or the Share Consideration) within the applicable period of time further set forth in Section 8.6.B(1) whereupon the General Partner shall acquire the Class A Units offered to the General Partner in connection with the exercise of the Put Right and shall be treated for all purposes of this Agreement as the owner of such Class A Units and the provisions of Section 8.6.A and this Section 8.6.B shall apply to and for the benefit of the General Partner in lieu of the Partnership. If the General Partner shall elect to exercise its right to purchase the Class A Units of a Put Partner under this Section 8.6.B(4) with respect to a Put Notice, it shall so notify such Put Partner or, as applicable, the Assignee, within ten (10) Business Days after the receipt by the General Partner of such Put Notice. Unless the General Partner (in its sole and absolute discretion) shall exercise its right to purchase the Class A Units from a Put Partner or, as applicable, the Assignee, pursuant to this Section 8.6.B(4), the General Partner shall not have any obligation to any such Put Partner or Assignee or the Partnership with respect to the Put Right or the exercise thereof by the Put Partner or Assignee. In the event that the General Partner shall exercise its right to purchase a Put Partner's or Assignee's Partnership Interest with respect to the exercise of the Put Right in the manner described in the first sentence of this Section 8.6.B(4), the Partnership shall have no obligation to pay any amount to such Put Partner or Assignee with respect to its exercise of such Put Right (or with respect to the Class A Units subject to such Put Notice) and each of the Partnership, the General Partner and the Put Partner or Assignee shall treat the transaction between the General Partner and the Put Partner or Assignee for federal income tax purposes as a sale of such Put Partner's or Assignee's Class A Units to the General Partner. Each Put Partner and each Assignee agrees to execute such documents as the General Partner may reasonably require in connection with the exercise of the Put Right and the delivery of the Consideration by the General Partner to each such Put Partner or Assignee.

C.  Exceptions to Exercise of Put Right. Notwithstanding the provisions of Sections 8.6.A and 8.6.B above, no Put Partner shall be entitled to exercise the Put Right pursuant to Section 8.6.A above (i) if the Put Partner shall fail to exercise such Put Right prior to the thirtieth (30th) day following delivery by the General Partner of a Liquidation Notice to such Put Partner, unless and until the Partnership is continued under Article XIII hereof; or (ii) to the extent that the delivery of Shares to such Put Partner or Assignee would be prohibited under Article 18 of the Declaration of Trust of WRI (or any successor provision of WRI's Declaration of Trust containing limitations on the ownership of its Shares intended to preserve WRI's ability to qualify as a REIT). If a Notice of Put is delivered with respect to a Limited Partner's Class A Units, and some or all of the Class A Units set forth in such Notice of Put are not redeemed or purchased hereunder pursuant to the exceptions to exercise of the Put Right contained in this Section 8.6.C ("PR Refused Units"), then such Notice of Put shall be void as to such PR Refused Units and clause (2) of Section 8.6.A hereof shall not apply with respect to such PR Refused Units.

D.  No Liens on Partnership Units Delivered. Each Put Partner covenants and agrees with the Partnership and the General Partner that all Class A Units delivered in connection with the exercise of the Put Right shall be delivered to the Partnership or the General Partner, respectively, free and clear of all liens, encumbrances, liabilities, claims or charges of any kind and, notwithstanding anything contained herein to the contrary, neither the Partnership nor the General Partner shall be under any obligation to acquire any Put Partner's Class A Units, (1) to the extent that any such Class A Units are subject to any liens, encumbrances, liabilities, claims or charges of any kind or (2) in the event that any such Put Partner shall fail to give the General Partner adequate assurances that such Class A Units are not subject to any such liens, encumbrances, liabilities, claims or charges of any kind or shall fail to agree to fully indemnify the General Partner and the Partnership from any and all liabilities, charges, costs or expenses incurred by the Partnership or the General Partner that are attributable to any liens, encumbrances or claims that burden the Put Partner's title to the Class A Units or could reasonably be expected to affect title to such Class A Units (other than the security interest created pursuant to Section 10.5 hereof, provided the Put Partner makes or has made any payment owing to the Partnership or the General Partner in accordance with Section 8.6.B(3) hereof). Each Put Partner and each Assignee further agrees that, in the event any state or local transfer tax is payable as a result of the transfer of its Class A Units to the Partnership or General Partner, respectively, each such Put Partner and Assignee shall assume and pay such transfer tax.

Section 8.7  Call Right.

A.  General.

1.  Subject to Section 8.7.C and Section 8.7.D, upon no less than thirty (30) days' prior written notice at any time on or after (i) a Terminating Event occurs with respect to any Limited Partner or Assignee (each a "TE Partner"), (ii) a Recognition Event occurs with respect to any Class A Units held by a Limited Partner or (iii) any other event occurs which results in the number of then-outstanding Class A Units held by Contributor LPs being less than 90,000 Class A Units (the "Minimum Threshold") (all Class A Units held by a TE Partner, any Class A Units with respect to which a Recognition Event shall have occurred and all outstanding Class A Units during any period in which the number of then-outstanding Class A Units is less than the Minimum Threshold shall from time to time be referred to herein collectively as "Call Units"), the General Partner shall have the right (the "Call Right") from time to time to purchase all of such Call Units held by each Limited Partner or Assignee at a price equal to and in the form of the Consideration (such Call Right to be exercised by the General Partner from time to time separately with regard to all of the Call Units held by one or more Limited Partners or Assignees or, at the election of the General Partner, with regard to all of the Call Units held by all Limited Partners and Assignees). The Call Right shall be exercised by the General Partner with respect to a Limited Partner pursuant to a Call Notice delivered by the General Partner to such Limited Partner on or after the thirtieth (30th) day following delivery to such Limited Partner by the General Partner of the written notice contemplated by the previous sentence.

2.  A Limited Partner shall have no right with respect to any Class A Units in the Partnership represented by its Call Units after receiving a Call Notice described above with respect to such Call Units, other than the right to receive payment for the Call Units in accordance with this Section 8.7.

3.  The Assignee of a Limited Partner shall be bound by and subject to the Call Right of the General Partner pursuant to this Section 8.7. In connection with any exercise of such Call Right by the General Partner with respect to an Assignee, the Consideration shall be paid by the General Partner directly to such Assignee and not to the assignor Limited Partner and neither the General Partner nor the Partnership shall have any liability to such Limited Partner for making such payment directly to such Assignee.

4.  The General Partner shall be unable to exercise the Call Right and the Call Right shall lapse upon and following the thirtieth (30th) day following the delivery of a Liquidation Notice by the General Partner to the Limited Partner or Assignee holding Call Units unless and until the Partners shall continue the business of the Partnership under Article XIII.

B.  Payment of Consideration.

1.  Within thirty (30) days of the delivery of a Call Notice to a Limited Partner under this Section 8.7 by the General Partner, the General Partner (subject to the limitations set forth in Section 8.7.C and Section 8.7.D) shall transfer and deliver the Consideration to such Limited Partner or as applicable its Assignee whereupon the General Partner (or its designee) shall acquire the Call Units of such Limited Partner or as applicable its Assignee specified in such Call Notice and shall be treated for all purposes of this Agreement as the owner of such Call Units.

2.  In the event that the General Partner chooses to pay the Consideration to a Limited Partner or Assignee in the form of the Share Consideration and such Share Consideration is not a whole number of Shares, such Limited Partner or Assignee shall be paid (i) that number of Shares which equals the nearest whole number less than such amount, plus (ii) an amount of cash equal to the result of multiplying (x) the average of the daily market price (as determined in accordance with the last sentence of the definition of "Cash Amount" in Article I hereof) per share of Shares for the ten consecutive trading days prior to the Valuation Date, by (y) the fraction represented by the remaining fractional Share which would otherwise be payable to the Put Partner or the Assignee.

3.  Each Limited Partner and each Assignee agrees to deliver to the General Partner the Partnership Unit Certificate(s) representing the Call Units subject to the exercise of the Call Right hereunder and to execute such documents as the General Partner may require to effect, in accordance with the provisions of this Agreement, the purchase of the Call Units and the payment of the Cash Amount or the issuance of Shares upon exercise of the Call Right (including without limitation an assignment of Partnership Units pursuant to the terms of which the Limited Partner or Assignee agrees to indemnify and hold the Partnership and the General Partner harmless from any and all liabilities, charges, costs and expenses incurred by the Partnership or the General Partner that are attributable to any liens, encumbrances or claims that burden such Limited Partner's or Assignee's title to the Call Units (or could reasonably be expected to affect title to such Class A Units); provided, that, for purposes of this Section 8.7.B(3), the security interest in a Partner's or Assignee's Call Units pursuant to Section 10.5 hereof shall be disregarded as long as such Partner or Assignee shall pay or shall have paid to the Partnership or the General Partner all sums, if any, owing to the Partnership or the General Partner pursuant to Section 10.5 hereof no later than three Business Days following the delivery of the Call Notice to such Partner or Assignee pursuant to this Section 8.7.

C.  Exceptions to Exercise of Call Right. Notwithstanding the provisions of Sections 8.7.A and 8.7.B above, the General Partner shall not be entitled to exercise the Call Right pursuant to the Section 8.7.A above (i) if the General Partner shall fail to exercise such Call Right prior to the thirtieth (30th) day following delivery by the General Partner of a Liquidation Notice to the Limited Partner or Assignee, unless and until the Partnership is continued under Article XIII hereof; or (ii) to the extent that the delivery of Shares to a Limited Partner would be prohibited under Article 18 of the Declaration of Trust of WRI (or any successor provision of WRI's Declaration of Trust containing limitations on the ownership of its Shares), and WRI does not waive the application of this clause (ii). If a Call Notice is delivered with respect to a Limited Partner's Call Units and some or all of the Call Units set forth in such Call Notice are not purchased hereunder pursuant to the exceptions to the exercise of the Call Right contained in this Section 8.7.C hereof ("CR Refused Units"), then such Call Notice shall be void as to such CR Refused Units and clause (2) of Section 8.7.A hereof shall not apply with respect to such CR Refused Units.

D.  No Liens on Partnership Units Delivered. Each Limited Partner and each Assignee covenants and agrees with the General Partner that all Call Units delivered in connection with the Call Right shall be delivered to the General Partner, free and clear of all liens, liabilities, encumbrances, claims or charges of any kind and, notwithstanding anything contained herein to the contrary, the General Partner shall not be under any obligation to acquire any of a Limited Partner's or Assignee's Call Units, (1) to the extent that any such Call Units are subject to any liens, encumbrances, liabilities, claims or charges of any kind, or (2) in the event that any such Limited Partner or Assignee shall fail to give the General Partner adequate assurances that such Call Units are not subject to any such liens, encumbrances, liabilities, claims or charges of any kind or shall fail to agree to fully indemnify and hold the General Partner and the Partnership harmless from any and all liabilities, charges, costs and expenses incurred by the Partnership or the General Partner that are attributable to any liens, encumbrances or claims that burden such Limited Partner's or Assignee's title to the Call Units or could reasonably be expected to affect title to such Call Units (other than the security interest created pursuant to Section 10.5 hereof, provided the Partner or Assignee makes or has made any payment owing to the Partnership or the General Partner in accordance with Section 8.7.B(3) hereof). Each Limited Partner and each Assignee further agrees that, in the event any state or local transfer tax is payable as a result of the transfer of its Call Units to the General Partner, each such Limited Partner or Assignee shall assume and pay such transfer tax.

ARTICLE IX.

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 9.1  Records and Accounting.

The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business. Any records maintained by or on behalf of the Partnership in the regular course of its business may be kept on, or be in the form of, computer discs and files, punch cards, magnetic tape or other media, photographs, micro graphics or any other information storage device, provided that the records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained on an accrual basis in accordance with generally accepted accounting principles for financial reporting purposes and in accordance with tax accounting principles for tax reporting purposes.

Section 9.2  Fiscal Year.

The fiscal year of the Partnership shall be the calendar year.

Section 9.3  Reports.

Subject to applicable federal and state securities laws and any applicable confidentiality agreement(s), upon written request of the LP Designated Representative, the General Partner shall cause to be mailed to the LP Designated Representative (i) unaudited financial statements for the Partnership (the same being comprised of a balance sheet and a profit and loss statement prepared on an annual or more frequent basis, as determined by the General Partner), and (ii) such other materials relating to the Partnership prepared by the General Partner in the ordinary course of its business as may reasonably be requested by the LP Designated Representative.

ARTICLE X.

TAX MATTERS

Section 10.1  Preparation of Tax Returns.

The General Partner shall arrange for the preparation and timely filing of all returns of Partnership income, gains, deductions, losses and other items required of the Partnership for federal and state income tax purposes and shall use commercially reasonable efforts to furnish, within ninety (90) days of the close of each taxable year, the tax information reasonably required by Limited Partners for federal and state income tax reporting purposes. The General Partner agrees that it shall cause the Partnership to deliver to each Limited Partner its Schedule K-1 for federal income tax purposes for a particular taxable year of the Partnership no later than the one hundred ninety fifth (195th) day following the last day of such taxable year.

Section 10.2  Tax Elections.

Except as otherwise provided herein, the General Partner shall, in its sole and absolute discretion, determine whether to make any available election pursuant to the Code (including, without limitation, the election available under Section 754 of the Code). The General Partner shall have the right to seek to revoke any such election upon the General Partner's determination in its sole and absolute discretion that such revocation is in the best interests of the Partners.

Section 10.3  Tax Matters Partner.

A.  General. The General Partner shall be the "tax matters partner" of the Partnership for federal income tax purposes. Pursuant to Section 6223(c)(3) of the Code, upon receipt of notice from the IRS of the beginning of an administrative proceeding with respect to the Partnership, the tax matters partner shall (a) request from each Partner (to the extent that such information is not known to the General Partner) the name, address and taxpayer identification number of such Partner and any Assignee(s) of such Partner (and, if a Partner has Assignee(s), a description of the interest(s) assigned to such Assignee(s)), and (b) in the case of a Partner (or Assignee, if applicable) for whom such information is known by or supplied to the General

Partner, furnish the IRS with the name, address, taxpayer identification number and profit interest of each of the Limited Partners and any Assignees.

B.  Powers. The tax matters partner is authorized, but not required:

1.  to enter into any settlement with the IRS with respect to any administrative or judicial proceedings for the adjustment of Partnership items required to be taken into account by a Partner for income tax purposes (such administrative proceedings being referred to as a "tax audit" and such judicial proceedings being referred to as "judicial review"), and, if (and only if) the tax matters partner has notified each Partner of the terms of such settlement agreement at least thirty (30) days before the last day on which a Partner may file a statement of the type contemplated by clause (i) below, in the settlement agreement the tax matters partner may expressly state that such agreement shall bind all Partners, except that such settlement agreement shall not bind any Partner (i) who (within the time prescribed pursuant to the Code and Regulations) files a statement with the IRS providing that the tax matters partner shall not have the authority to enter into a settlement agreement on behalf of such Partner or (ii) who is a "notice partner" (as defined in Section 6231(a)(8) of the Code) or a member of a "notice group" (as defined in Section 6223(b)(2) of the Code);

2.  in the event that a notice of a final administrative adjustment at the Partnership level of any item required to be taken into account by a Partner for tax purposes (a "final adjustment") is mailed to the tax matters partner, to seek judicial review of such final adjustment, including the filing of a petition for readjustment with the Tax Court or the filing of a complaint for refund with the United States Claims Court or the District Court of the United States for the district in which the Partnership's principal place of business is located;

3.  to intervene in any action brought by any other Partner for judicial review of a final adjustment;

4.  to file a request for an administrative adjustment with the IRS at any time and, if any part of such request is not allowed by the IRS, to file an appropriate pleading (petition or complaint) for judicial review with respect to such request;

5.  to enter into an agreement with the IRS to extend the period for assessing any tax which is attributable to any item required to be taken into account by a Partner for tax purposes, or an item affected by such item; and

6.  to take any other action on behalf of the Partners of the Partnership in connection with any tax audit or judicial review proceeding that is reasonably related to the matters set forth in clauses (1) through (5) above.

The taking of any action and the incurring of any expense by the tax matters partner (within the scope of its authority hereunder) in connection with any such proceeding, except to the extent required by law, is a matter in the sole and absolute discretion of the tax matters partner and the provisions relating to indemnification of the General Partner set forth in Section 7.6 hereof shall be fully applicable to the tax matters partner in its capacity as such.

C.  Reimbursement. The tax matters partner shall receive no compensation for its services. All costs and expenses incurred by the tax matters partner in performing its duties as such (including legal and accounting fees and expenses and expenses reimbursable under Section 7.4 hereof) shall be borne by the Partnership. Nothing herein shall be construed to restrict the Partnership from engaging an accounting firm or a law firm to assist the tax matters partner in discharging its duties hereunder.

Section 10.4  Organizational Expenses.

The Partnership shall elect to deduct expenses, if any, incurred by it in organizing the Partnership ratably over a sixty (60) month period as provided in Section 709 of the Code.

Section 10.5  Withholding.

Each Partner hereby authorizes the Partnership to withhold from or pay on behalf of or with respect to such Partner any amount of federal, state, local, or foreign taxes that the General Partner determines that the Partnership is required to withhold or pay with respect to any amount distributable or allocable to such Limited Partner pursuant to this Agreement, including, without limitation, any taxes required to be withheld or paid by the Partnership pursuant to Section 1441, 1442, 1445, or 1446 of the Code. Any amount paid on behalf of or with respect to a Partner shall constitute a recourse loan by the Partnership to such Partner, which loan shall be repaid by such Partner within fifteen (15) days after notice from the General Partner or the Partnership that such payment must be made unless (i) the Partnership withholds such payment from a distribution which would otherwise be made to the Partner or (ii) the General Partner determines, in its sole and absolute discretion, that such payment may be satisfied out of the available funds of the Partnership which would, but for such payment, be distributed to the Partner. Any amounts withheld pursuant to the foregoing clauses (i) or (ii) shall be treated as having been distributed to such Partner. Each Partner hereby unconditionally and irrevocably grants to the Partnership a security interest in such Partner's Partnership Interest to secure such Partner's obligation to pay to the Partnership any amounts required to be paid pursuant to this Section 10.5. In the event that a Partner fails to pay any amounts owed to the Partnership with respect to a loan made pursuant to this Section 10.5 when due, the General Partner may, in its sole and absolute discretion, elect to make the payment to the Partnership on behalf of such defaulting Partner, and in such event shall be deemed to have loaned such amount to such defaulting Partner and shall succeed to all rights and remedies of the Partnership as against such defaulting Partner. In such event the General Partner shall have the right to receive distributions that would otherwise be distributable to such defaulting Partner until such time as such loan, together with all interest thereon, has been paid in full, and any such distributions so received by the General Partner shall be treated as having been distributed to the defaulting Partner and immediately paid by the defaulting Partner to the General Partner in repayment of such loan. Any amounts payable by a Partner with respect to a loan hereunder shall bear interest at the lesser of (A) the base rate on corporate loans at large United States money center commercial banks, as published from time to time in the Wall Street Journal, plus four (4) percentage points or (B) the maximum lawful rate of interest on such obligation, such interest to accrue from the date such amount is due (i.e., fifteen (15) days after demand) until such amount is paid in full. Each Limited Partner shall take such actions as the Partnership or the General Partner shall request in order to perfect or enforce the security interest created hereunder.

ARTICLE XI.

TRANSFERS AND WITHDRAWALS

Section 11.1  Transfer.

A.  Definition. The term "transfer," when used in this Article XI with respect to a Partnership Interest or a Partnership Unit, shall be deemed to refer to a transaction by which a Partner purports to assign all or any part of its interest in the Partnership to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise. However, the term "transfer" when used in this Article XI does not include any redemption of Class A Units by the Partnership or any purchase of Class A Units by the General Partner from a Limited Partner pursuant to the exercise of the Put Right or Call Right in accordance with the provisions of Section 8.6 or 8.7, respectively, hereof.

B.  General. No Partnership Interest held by a Limited Partner may be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article XI. Any transfer or purported transfer of a Limited Partner Interest not made in accordance with this Article XI shall be null and void.

C.  Transfer by General Partner. The General Partner may not transfer its General Partner Interest in the Partnership or withdraw from the Partnership without the Consent of Partners who own a majority of the outstanding Partnership Units (other than Partnership Units held by the General Partner or its Affiliates), unless the transfer or withdrawal (1) is pursuant to a transfer of the General Partner Interest to an Affiliate of the General Partner (and WRI guarantees the obligations of the General Partner to the Limited Partners hereunder), or (2) the transfer of the General Partner Interest is pursuant to or in connection with a merger (including a triangular merger), consolidation or other combination of the General Partner, WRI or any Affiliate thereof with or into another Person or any reclassification, recapitalization or change of outstanding Shares (any such merger, consolidation, combination, reclassification, recapitalization or change of Shares is referred to herein as a "Business Combination"), and as necessary, an Equity Adjustment is made to the Consideration to be received by the Put Partners under Section 8.6 and the holders of Call Units under Section 8.7. In the event that WRI is merged with and into another Person, then the survivor of such merger (the "Survivor") shall either become General Partner hereunder or guaranty the obligations of the General Partner hereunder. In the event that the Survivor is a publicly traded company or a direct or indirect Subsidiary of a publicly traded company, then the Shares comprising the Share Consideration hereunder shall be shares of the pertinent publicly traded company (as adjusted to reflect the applicable Equity Adjustment). In the event that the Survivor is not a publicly traded company or a direct or indirect Subsidiary of a publicly traded company, then for purposes of Section 8.6 and Section 8.7 hereof the Consideration payable to a Partner or Assignee pursuant to such Sections shall be the Cash Amount (as calculated based on the price of each WRI Share immediately prior to such merger).

Section 11.2  Limited Partners' Rights to Transfer.

A.  General. Except to the extent expressly permitted in Sections 8.6, 8.7 and 11.2.B, respectively, a Limited Partner may not transfer all or any portion of its Limited Partner Interest, or any of such Limited Partner's economic or other rights as a Limited Partner, without the prior written consent of the General Partner, which consent may be withheld by the General Partner, in its sole and absolute discretion, for any reason or for no reason. Any transfer otherwise permitted under Section 11.2.B shall be subject to the conditions set forth in Sections 11.2.C and 11.2.D, and all permitted transfers shall be subject to Section 11.3 and Section 11.4.

B.  Incapacitated Limited Partner.

1.  If a Limited Partner is Incapacitated, the executor, administrator, trustee, committee, guardian, conservator or receiver of such Limited Partner's estate shall have all the rights of a Limited Partner (as distinguished from an Assignee), but not more rights than those enjoyed by other Limited Partners for the purpose of settling or managing the estate and such power as the Incapacitated Limited Partner possessed to transfer all or any part of its interest in the Partnership. The Incapacity of a Limited Partner, in and of itself, shall not dissolve or terminate the Partnership.

2.  A Limited Partner may grant a security interest in its partnership Units to a third party lender in a bona fide lending transaction provided that (i) the Limited Partner and the lender enter into and execute any and all agreements, certifications and instruments as may reasonably be requested by the General Partner in connection with the grant of such security interest; and (ii) no pledge or transfer of Partnership Units may be made to a lender to the Partnership or any Person who is related (within the meaning of Section 1.752-4(b) of the Regulations) to any lender to the Partnership whose loan constitutes a Nonrecourse Liability. In the event that any lender forecloses upon a security interest obtained by such lender in a Limited Partner's Class A Units, or accepts such Units in lieu of foreclosure, with the result that such lender or its designee or an alternative purchaser at a foreclosure sale acquires such Class A Units then, notwithstanding any provisions of this Agreement to the contrary, (i) the acquiror shall have the right to exercise the Put Right in accordance with Section 8.6 hereof immediately following its acquisition of such Class A Units (notwithstanding that such exercise may occur prior to the first anniversary of the Effective Date) and (ii) the General Partner shall have the right to exercise the Call Right with respect to all of the Partnership Units held by the acquiror in accordance with Section 8.7 hereof simultaneously with or at any time after the acquisition of the Class A Units by such lender. In the event that any acquiror shall exercise the Put Right with regard to any Class A Units prior to the first anniversary of the Effective Date, the Consideration payable to the acquiror pursuant to Section 8.6 hereof shall be the applicable Cash Amount.

In the case of a holder of Class A Units that is a natural person, such holder may also transfer his or her Class A Units to any member of his or her Immediate Family or any trust, corporation, partnership, limited liability company or other Person of which such holder of Class A Units and members of his or her Immediate Family are the sole beneficiaries, shareholders, partners, members or owners of equity interests (each a "Permitted Transferee"), in each case for bona fide estate planning purposes. Upon any such transfer (and compliance by the transferee with the provisions of Sections 4.6 and the second sentence of Section 11.3.B hereof) the General Partner shall not unreasonably withhold its Consent to the admission of such Permitted Transferee as a Substituted Limited Partner with respect to the transferred Class A Units.

C.  No Transfers Violating Securities Laws. The General Partner may in its sole discretion, prohibit any transfer of Class A Units by a Limited Partner (other than pursuant to Section 8.6) if, in the opinion of legal counsel to the Partnership, such transfer would require filing of a registration statement under the Securities Act or would in the absence of such filing, or otherwise violate any federal, or state securities laws or regulations applicable to the Partnership or the Class A Units.

D.  General Partner Authority with Regard to Other Transfers. The General Partner may, in its sole discretion, prohibit any transfer of Class A Units by a Limited Partner, if (i) it would result in the termination of the Partnership of the Partnership for federal income tax purposes, (ii) it would adversely affect the ability of WRI to continue to qualify as a REIT or would subject WRI to any additional taxes under Section 857 or Section 4981 of the Code, (iii) such transfer is effectuated through an "established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of Section 7704 of the Code, or (iv) such transfer would result in the Partnership having more than one-hundred (100) Partners, including as Partners those Persons indirectly owning an interest in the Partnership through a partnership, limited liability company, S corporation or grantor trust (each a "Pass Through Entity"), but only if substantially all of the value of such Person's interest in the Pass Through Entity is attributable to the Pass Through Entity's interest (direct or indirect) in the Partnership or the Pass Through entity is disregarded for federal income tax purposes.

Section 11.3  Substituted Limited Partners.

A.  Consent of General Partner. No Limited Partner shall have the right to substitute a transferee as a Limited Partner in its place (whether or not the transfer of the Limited Partner's Partnership Interest is permitted under Section 11.2). The General Partner shall, however, have the right to consent to the admission of a transferee of the interest of a Limited Partner pursuant to this Section 11.3 as a Substituted Limited Partner, which consent (except as expressly provided to the contrary in Section 11.2.B(2)) may be given or withheld by the General Partner in its sole and absolute discretion and for any reason or no reason. The General Partner's failure or refusal to permit a transferee of any such interests to become a Substituted Limited Partner shall not give rise to any cause of action against the Partnership, the General Partner or any other Partner.

B.  Rights of Substituted Limited Partner. A transferee who has been admitted as a Substituted Limited Partner in accordance with this Article XI shall have all the rights and powers and be subject to all of the obligations, restrictions and liabilities of a Limited Partner under this Agreement. The admission of any transferee as a Substituted Limited Partner shall be conditioned upon the transferee executing and delivering to the Partnership an acceptance of all the terms and conditions of this Agreement (including, without limitation, the provisions of Section 2.4) and such other documents or instruments as may be required to effect the admission.

C.  Amendment and Restatement of Exhibit A. Upon the admission of a Substituted Limited Partner, the General Partner shall amend and restate Exhibit A hereto to reflect the name, address, number of Partnership Units, Percentage Interest and Share Consideration of such Substituted Limited Partner and to eliminate or adjust, if necessary, the name, address, number of Partnership Units, Percentage Interest and Share Consideration of the predecessor of such Substituted Limited Partner (and any other Partner, as necessary).

Section 11.4  Assignees.

If the General Partner does not consent to the admission of any permitted transferee under Section 11.3 as a Substituted Limited Partner, such transferee shall be considered an Assignee for purposes of this Agreement. An Assignee shall be entitled to the rights of an assignee of a limited partner interest under the Act, including the right to receive distributions from the Partnership and the share of Net Income, Net Losses, gain, loss and Recapture Income attributable to the Partnership Interest assigned to such transferee, shall be subject to all of the obligations of a Limited Partner with regard to its Partnership Interest (including without limitation any and all withholding obligations pursuant to Section 10.5 hereof) and, as applicable, shall be entitled to exercise the Put Right pursuant to Section 8.6 (and be subject to the Call Right granted to the General Partner under Section 8.7), but shall not be deemed to be a holder of a Partnership Interest for any other purpose under this Agreement, and shall not be entitled to vote such Partnership Interest in any matter presented to the Limited Partners for a vote. For purposes of determining whether the Consent of the Partners is obtained for any purpose hereunder, (a) any Class A Units held by an Assignee who is a Permitted Transferee or who obtained such Class A Units by devise or bequest from a deceased Limited Partner, or otherwise from a trustee, committee, guardian, conservator or receiver of an Incapacitated Limited Partner, shall be deemed to have been voted in the same manner as a majority-in-interest of the other Class A Units then held by Limited Partners other than WRI or its successors or Affiliates, and (b) any Class A Units held by an Assignee other than an Assignee described in the foregoing clause (a) shall be deemed to have been voted in the same manner as the Partnership Units held by the General Partner. In the event any such Assignee desires to make a further assignment of any such Partnership Interest, such Assignee shall be subject to all the provisions of this Article XI to the same extent and in the same manner as any Limited Partner desiring to make an assignment of its Partnership Interest. The General Partner shall have no liability under any circumstances with respect to any Assignee or any assignment as to which it does not have actual prior written notice.

Section 11.5  General Provisions.

A.  Withdrawal of Partner. No Partner may withdraw from the Partnership other than as a result of a permitted transfer of all of such Partner's Partnership Units in accordance with this Article XI, or, as applicable, Section 8.6 or 8.7 hereof. Upon the withdrawal of a Partner from the Partnership, such withdrawing Partner shall not be entitled to any special distribution (i.e. any distribution other than as expressly provided for herein).

B.  Termination of Status as Limited Partner. Any Limited Partner who shall transfer all of its Class A Units in a transfer permitted pursuant to this Article XI, or pursuant to the exercise of the Put Right or Call Right under Section 8.6 or 8.7 hereof shall immediately cease to be a Limited Partner.

C.  Allocations. If any Partnership Interest is transferred in compliance with the provisions of this Article XI, or, as applicable, pursuant to Section 8.6 or 8.7 hereof, Net Income, Net Loss, each item thereof and all other items attributable to such interest shall be divided and allocated between the transferor Partner and the transferee by taking into account their varying interests during the fiscal year in accordance with Section 706 of the Code, using any permissible method of allocation under such Code Section chosen by the General Partner.

ARTICLE XII.

ADMISSION OF PARTNERS

Section 12.1  Admission of Successor General Partner.

A successor to all of the General Partner's General Partner Interest pursuant to Section 11.1.C hereof shall be admitted to the Partnership as the General Partner. Any such transferee shall carry on the business of the Partnership without dissolution. In such case, the admission shall be subject to the successor General Partner's executing and delivering to the Partnership an acceptance of all of the terms and conditions of this Agreement.

Section 12.2  Amendment of Agreement and Certificate of Limited Partnership.

For the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Act to amend the records of the Partnership (including an amendment and restatement of Exhibit A hereto) and, if necessary, to prepare as soon as practicable an amendment of this Agreement and, if required by law, shall prepare and file an amendment to the Certificate and may for such purpose exercise the power of attorney granted pursuant to Section 2.4 hereof.

ARTICLE XIII.

DISSOLUTION AND LIQUIDATION

Section 13.1  Dissolution.

The Partnership shall not be dissolved by the admission of a Substituted Limited Partner or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the permitted transfer of its interest in the Partnership by the General Partner, the successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and its affairs shall be wound up, upon the first to occur of any of the following (collectively, "Liquidating Events"):

1.  an event of withdrawal of the General Partner, as defined in Section 17-402 of the Act (other than any withdrawal as a result of a transfer of the General Partner's interest in the Partnership pursuant to this Agreement), unless, within one hundred twenty (120) days after the withdrawal a "majority in interest" (as defined below) of the remaining Partners

Consent to the continuation of the business of the Partnership and to the appointment, effective as of the date of withdrawal, of a substitute General Partner;

2.  the sale of all or substantially all of the assets of the Partnership (which for these purposes would include a sale of the Properties);

3.  the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Act; and

4.  at any time upon the election of the General Partner and the holders of more than fifty percent (50%) of the Class A Units then held by persons other than the General Partner, its successors or its Affiliates.

As used in clause (1) above, a "majority in interest" shall refer to Partners who hold more than fifty percent (50%) of the outstanding Partnership Units; provided, however, that (A) in the event that a Liquidating Event described in clause (1) of this Section 13.1 shall occur due to the Bankruptcy of WRI or the General Partner and pursuant to such Bankruptcy the business and affairs of the Partnership shall not otherwise be continued in accordance with clause (1) of this Section 13.1 by a majority in interest of the Partners (a "Bankruptcy Event") then, as used herein a "majority in interest" shall refer to Partners (other than the General Partner or its Affiliates) who own more than fifty percent (50%) of the Class A Units (held by Partners other than the general Partner or its Affiliates), and provided further, that in such event the one hundred twenty (120) day period in which to appoint a substitute General Partner shall be extended for such period as is necessary to comply with any applicable provisions of the Bankruptcy Code; and (B) in the event that a Liquidating Event described in clause (1) of this Section 13.1 shall occur and not constitute a Bankruptcy Event (any such Liquidating Event being referred to herein as a "Withdrawal Event") and Partners who hold more than fifty percent (50%) of the outstanding Partnership Units shall not Consent to the continuation of the Partnership within forty-five (45) days after receipt by the General Partner of written notice from the LP Designated Representative, then as used herein a "majority in interest" shall refer to Partners (other than the General Partner or its Affiliates) who own more than fifty percent (50%) of the Class A Units (held by Partners other than the General Partner or its Affiliates), and provided further, that in such event the one hundred twenty (120) day period in which to appoint a substitute General Partner shall be extended to the one hundred eightieth (180th) day following delivery of the applicable Liquidation Notice by the General Partner to the Limited Partners pursuant to Section 13.6 hereof. In the event that the Partnership is continued following a Bankruptcy Event then (i) the Put Right and the Call Right hereunder shall terminate and shall be of no further force or effect, (ii) the holders of Class A Units shall no longer be entitled to any distributions with respect to any Interest Return (other than any amounts that accrued prior to the holders of Class A Units electing to continue the Partnership) and (iii) the LP Return payable to the holders of Class A Units with respect to each full calendar quarter thereafter shall be equal to the cash sum that, upon distribution, would provide each holder of Class A Units with the same percentage return on investment as the return on investment resulting from dividends paid with respect to the equity securities that comprise the NAREIT Index for the same quarterly period. In the event that the Partnership is continued following a Withdrawal Event, then (i) the Put Right and the Call Right shall continue (x) with no change in the person whose shares comprise the Share Consideration (the "Share Party") and (y) as though the General Partner with respect to which the Withdrawal Event has occurred remained the General Partner (however, the holders of Class A Units shall not be entitled to any Interest Return (other than any Interest Return accruing prior to the Withdrawal Event) unless the Partnership (1) shall distribute all of its Net Cash Flow from Operations and Net Cash Flow from Capital Transactions no less frequently than the regular quarterly dividend payable by the Share Party to holders of its shares and (2) shall not create or increase any reserves other than any such reserves or increase in reserves that are reasonable based upon the expenses and available cash of the Partnership).

Section 13.2  Winding Up.

A.  General. Upon the occurrence of a Liquidating Event, and as applicable, the failure of the Partners to continue the business of the Partnership, the Partnership shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Partners. No Partner shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Partnership's business and affairs. The General Partner or, in the event there is no remaining General Partner, any Person elected by Partners (other than WRI or its Affiliates) who own a majority of the outstanding Partnership Units (the General Partner or such other Person being referred to herein as the "Liquidator") shall be responsible for overseeing the winding up and dissolution of the Partnership and shall take full account of the Partnership's liabilities and property and the Partnership property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom shall be applied and distributed in the following order:

1.  first, to the payment and discharge of all of the Partnership's debts and liabilities to creditors other than the Partners;

2.  second, to the payment and discharge of all of the Partnership's debts and liabilities to the Partners;

3.  third, to the Limited Partners pro rata in proportion to the Unpaid LP Return owing each such Limited Partner in an amount equal to the Unpaid LP Return owing the Limited Partners;

4.  fourth, to the Limited Partners holding Class A Units pro rata in proportion to the Unreturned Capital owing each such Limited Partner in an amount equal to the Unreturned Capital owing such Limited Partners;

5.  fifth, to the General Partner in an amount equal to any Unpaid GP Return owing the General Partner;

6.  sixth, to the General Partner in an amount equal to the Unreturned Capital owing the General Partner;

7.  seventh, to the General Partner in an amount equal to the Unpaid Additional Return owing the General Partner; and

8.  eighth, the balance, if any, shall be distributed to the Partners pro rata, in accordance with their respective Percentage Interests.

B.  Deferred Liquidation. Notwithstanding the provisions of Section 13.2.A above which require liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Partnership the Liquidator determines that an immediate sale of part or all of the Partnership's assets would be impractical or would cause undue loss to the Partners, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (including to those Partners as creditors) or distribute to the Partners, in lieu of cash, as tenants in common and in accordance with the provisions of Section 13.2.A above, undivided interests in such Partnership assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Partners, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

C.  Liquidating Trust. In the discretion of the Liquidator, a pro rata portion of the distributions that would otherwise be made to the General Partner and Limited Partners pursuant to this Article XIII may be: (A) distributed to a trust established for the benefit of the General Partner and Limited Partners for the purposes of liquidating Partnership assets, collecting amounts owed to the Partnership and paying any contingent or unforeseen liabilities or obligations of the Partnership or of the General Partner arising out of or in connection with the Partnership (in which case the assets of any such trust shall be distributed to the General Partner and Limited Partners from time to time, in the reasonable discretion of the General Partner, in the same proportions as the amount distributed to such trust by the Partnership would otherwise have been distributed to the General Partner and Limited Partners pursuant to this Agreement); or (B) withheld to provide a reasonable reserve for Partnership liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Partnership, provided that such withheld amounts shall be distributed to the General Partner and Limited Partners in the manner and order of priority set forth in Section 13.2.A as soon as practicable.

Section 13.3  Deficit Capital Accounts.

If any Partner has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), such Partner shall have no obligation to make any contribution to the capital of the Partnership with respect to such deficit, and such deficit shall not be considered a debt owed to the Partnership or to any other Person for any purpose whatsoever.

Section 13.4  Deemed Distribution and Recontribution.

Notwithstanding any other provision of this Article XIII, in the event the Partnership is deemed liquidated within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g) but no Liquidating Event has occurred, the Partnership's property shall not be liquidated, the Partnership's liabilities shall not be paid or discharged and the Partnership's affairs shall not be wound up. Instead, for federal income tax purposes and for purposes of maintaining Capital Accounts pursuant to Exhibit B hereto, the Partnership shall be deemed to have contributed its assets in kind to a new partnership in return for interests in such partnership, and then, distributed such interests to the General Partner and Limited Partners (and Assignees, if applicable) in liquidation of the Partnership in such fashion as shall provide each Partner with an interest in the new partnership that is identical (relative to all other interests in the partnership) to the interest in the Partnership (relative to all interests in the Partnership) held by such Partner (or Assignee) immediately prior to such deemed liquidation.

Section 13.5  Rights of Partners.

Except as otherwise provided in this Agreement, each Partner shall look solely to the assets of the Partnership for the return of its Capital Contributions and shall have no right or power to demand or receive property other than cash from the Partnership. Except as otherwise provided in this Agreement, no Partner shall have priority over any other Partner as to the return of its Capital Contributions, or with regard to distributions or allocations.

Section 13.6  Notice of Dissolution.

In the event that a Liquidating Event occurs, the General Partner shall, within thirty (30) days thereafter, provide written notice thereof (a "Liquidation Notice") to each of the Limited Partners.

Section 13.7  Termination of Partnership and Cancellation of Certificate of Limited Partnership.

Upon the completion of the liquidation of the Partnership cash and property as provided in Section 13.2 above, all Partnership Units shall be canceled, including the Put Right associated therewith, the Partnership shall be terminated, the Certificate and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled, and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 13.8  Reasonable Time for Winding Up.

A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Partnership and the liquidation of its assets pursuant to Section 13.2 above, in order to minimize any losses otherwise attendant upon such winding-up, and the provisions of this Agreement shall remain in effect among the Partners during the period of liquidation.

Section 13.9  Waiver of Partition.

Each Partner hereby waives any right to partition of the Partnership property.

Section 13.10  Liability of Liquidator.

THE LIQUIDATOR SHALL, IN CONNECTION WITH ITS SERVICE AS LIQUIDATOR (AND THE PERFORMANCE OF ITS DUTIES HEREUNDER), BE ENTITLED TO ALL OF THE AUTHORITY, POWERS AND PROTECTIONS AFFORDED THE GENERAL PARTNER HEREUNDER, INCLUDING, WITHOUT

 LIMITATION, THE RIGHTS TO INDEMNIFICATION AND THE LIMITATIONS ON LIABILITY AS AFFORDED TO THE GENERAL PARTNER PURSUANT TO SECTION 7.6 AND 7.7 HEREOF.

ARTICLE XIV.

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS

Section 14.1  Amendments; Approvals.

A.  General. Amendments to this Agreement may be proposed by the General Partner or by any Limited Partners holding twenty-five percent (25%) or more of the outstanding Partnership Units. Following such proposal (except an amendment pursuant to Section 14.1.B below), the General Partner shall submit any proposed amendment to the Limited Partners. The General Partner shall seek the written vote of such Limited Partners on the proposed amendment or shall call a meeting to vote thereon and to transact any other business that it may deem appropriate. For purposes of obtaining a written vote of the Partners for any matter requiring the vote or Consent of Partners hereunder, the General Partner may send a request for written vote to the Partners and require a response within a reasonable specified time, but not less than ten (10) days, and if (but only if) such request expressly declares that failure to respond in such time period shall constitute a vote which is consistent with the General Partner's recommendation with respect to the proposal, then the failure of a Partner to respond in such time period shall constitute a vote which is consistent with the General Partner's recommendation with respect to the proposal. Except as provided in Section 14.1.B, 14.1.C or 14.1.D below, a proposed amendment shall be adopted and be effective as an amendment hereto if it is approved by the General Partner and it receives the Consent of Partners holding a majority of the outstanding Partnership Units (including Partnership Units held by the General Partner).

B.  Amendments Not Requiring Limited Partner Approval. Notwithstanding Section 14.1.A or Section 14.1.C hereof, the General Partner shall have the power, without the approval or Consent of any Limited Partner, to amend this Agreement as may be required to facilitate or implement any of the following purposes:

(i)  to add to the obligations of the General Partner or surrender any right or power granted to the General Partner or any Affiliate of the General Partner for the benefit of the Limited Partners;

(ii)  to reflect the admission, substitution, termination, or withdrawal of any Partner in accordance with this Agreement;

(iii)  to reflect a change that does not adversely affect any of the Limited Partners in any material respect, or to cure any ambiguity, correct or supplement any provision in this Agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under this Agreement that will not be inconsistent with law or with the provisions of this Agreement or as may be expressly provided by any other provisions of this Agreement; and

(iv)  to satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a federal, state or local agency or contained in federal, state or local law.

The General Partner shall notify the Limited Partners when any action under this Section 14.1.B is taken.

C.  Other Amendments Requiring Certain Limited Partner Approval. Notwithstanding anything in this Section 14.1 to the contrary, this Agreement shall not be amended without the Consent of each Partner adversely affected if such amendment would (i) convert a Limited Partner's interest in the Partnership into a general partner's interest, (ii) modify the limited liability of a Limited Partner or require the Limited Partner to make additional Capital Contributions or loans to the Partnership, (iii) alter the right of a Limited Partner to receive distributions pursuant to Article V or XIII or allocations as described in Article VI and/or Exhibit C (as modified by Exhibit B), (iv) amend Section 8.6 or 8.7 or any defined terms that relate to the Put Right or Call Right, (v) amend Section 4.9 or Section 7.3 or any defined terms that relate to the subjects of those Sections or (vi) amend this Section 14.1.C or any defined terms that relate to the procedure (or any approval) required to amend this Agreement. In addition, no provision of this Agreement that requires the Consent of a specified group or particularly sized group of Partners shall be amended without the Consent of such specified group or particularly sized group of Partners.

D.  Amendment and Restatement of Exhibit A Not An Amendment. Notwithstanding anything in this Article XIV or elsewhere in this Agreement to the contrary, any amendment and restatement of Exhibit A hereto by the General Partner to reflect events or changes otherwise authorized or permitted by this Agreement, whether pursuant to Section 7.1.A(20) hereof or otherwise, shall not be deemed an amendment of this Agreement and may be done at any time and from time to time, as necessary by the General Partner without the approval or Consent of any Limited Partner.

Section 14.2  Meetings of the Partners.

A.  General. Meetings of the Partners may be called by the General Partner and shall be called upon the receipt by the General Partner of a written request by Limited Partners holding twenty-five percent (25%) or more of the outstanding Partnership Units. The call shall state the nature of the business to be transacted. Notice of any such meeting shall be given to all Partners who hold Partnership Units not less than five (5) days nor more than thirty (30) days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Whenever the vote or Consent of Partners is permitted or required under this Agreement, such vote or Consent may be given at a meeting of Partners or in accordance with the procedure regarding written votes prescribed in Section 14.1.A above or in accordance with the provisions of Section 14.2.B below relating to actions without a meeting. Except as otherwise expressly provided in this Agreement, the Consent of the General Partner and holders of a majority of the Partnership Units shall control.

B.  Actions Without a Meeting. Any action required or permitted to be taken at a meeting of the Partners may be taken without a meeting if a written consent setting forth the action so taken is signed by the General Partner and Partners holding a majority of the Partnership Units (or such other percentage as required by this Agreement). Such consent may be in one instrument or in several instruments, and shall have the same force and effect as a vote of the General Partner and Partners holding a majority of the Partnership Units (or such other percentage as required by this Agreement). An action so taken shall be deemed to have been taken at a meeting held on the effective date so certified.

C.  Proxy. Each Limited Partner may authorize any Person or Persons (including without limitation the General Partner or its Affiliates) to act for him by proxy on all matters in which a Limited Partner is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Limited Partner or its attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Limited Partner executing it, such revocation to be effective upon the Partnership's receipt of written notice thereof.

D.  Conduct of Meeting. Each meeting of Partners shall be conducted by the General Partner or such other Person as the General Partner may appoint pursuant to such rules for the conduct of the meeting as the General Partner or such other Person deems appropriate in its sole discretion.

ARTICLE XV.

GENERAL PROVISIONS

Section 15.1  Addresses and Notice.

Any notice, demand, request or report required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and delivered in person or sent by first class United States mail, return receipt requested, postage or other charges prepaid to the Partner or Assignee at the address set forth in Exhibit A hereto or such other address as the Partner or Assignee shall notify the other Partners in writing. Such communications shall be deemed sufficiently given, served, sent or received for all purposes at such time as delivered to the addressee (with the delivery receipt being deemed conclusive evidence of such delivery) in the event of delivery in person and three Business Days following deposit in the United States mail in the event of delivery by first class United States mail, return receipt requested. In the event that an addressee shall refuse delivery, then any notice hereunder shall be deemed sufficiently given, served, sent or received or at such time as delivery is refused by the addressee upon presentation.

Section 15.2  Title and Captions.

All article or section titles or captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" and "Sections" are to Articles and Sections of this Agreement.

Section 15.3  Pronouns and Plurals.

Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

Section 15.4  Further Action.

The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 15.5  Binding Effect.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 15.6  Creditors.

None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 15.7  Waiver.

No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

Section 15.8  Counterparts.

This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto. A photocopy or facsimile copy (or photocopy of a facsimile copy) of this Agreement or a counterpart hereto shall be admissible into evidence in any proceeding as though the same were an original, provided, that, such photocopy or facsimile copy (or photocopy of a facsimile copy) is a true and accurate copy of the execution copy of this Agreement, as originally executed by all parties.

Section 15.9  Applicable Law and Venue.

This Agreement shall be governed by and construed in accordance with the laws, excluding choice of law rules, of the State of Delaware. The federal and state courts sitting in Houston, Harris County, Texas, shall have sole and exclusive personal jurisdiction over the parties to this Agreement for any disputes, claims, causes of action and lawsuits arising out of or relating in any manner to this Agreement. Each party agrees to process being effected upon it by registered mail sent to the address and in the manner specified in Section 15.1. Each party hereby agrees that the federal and state courts sitting in Houston, Harris County, Texas shall be the sole and exclusive venue for any disputes, claims, causes of action and lawsuits arising out of or any manner relating to this Agreement and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to any suit, action or proceeding arising out of or relating to this Agreement being brought in the federal or state courts of competent jurisdiction sitting in Houston, Harris County, Texas, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. In any litigation between the parties to this Agreement, the prevailing party shall be entitled to recover from the non-prevailing party all costs and expenses (including, without limitation, fees and expenses of advisors and attorneys and related court costs) incurred by the prevailing party in such litigation.

Section 15.10  Invalidity of Provisions.

If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 15.11  Entire Agreement.

This Agreement contains the entire understanding and agreement among the Partners with respect to the subject matter hereof and supersedes any prior written oral understandings or agreements among them with respect thereto.

Section 15.12  No Rights as Shareholders.

Nothing contained in this Agreement shall be construed as conferring upon the holders of the Class A Units any rights whatsoever as shareholders of the General Partner or WRI, including, without limitation, any right to receive dividends or other distributions made to shareholders of the General Partner or WRI or to vote or to consent or receive notice as shareholders in respect to any meeting of shareholders for the election of directors of the General Partner or WRI or any other matter.

Section 15.13  Confidentiality/Non-Circumvention.

Each Limited Partner (other than WRI, its successors or Affiliates) agrees to keep secret and retain in the strictest confidence all Confidential Information that relates to the Partnership, any Subsidiary and any Affiliate thereof, whether during or after the withdrawal of such Partner from the Partnership, except (x) as such disclosure may be required or appropriate in connection with performing such Limited Partner's duties and obligations hereunder in accordance with prudent business standards, or (y) when required to do so by a court of law, by any governmental agency having supervisory authority over the business of the Partnership or by any administrative or legislative body (including a committee thereof) with apparent jurisdiction to order such Partner to divulge, disclose or make accessible such information. In addition, each Limited Partner agrees that it shall not use nor shall it permit any of its Affiliates to use any Confidential Information of the Partnership for any purpose (including, without limitation, any business in competition with the Partnership) other than managing and overseeing its investment in the Partnership and the preparation of its state and federal tax returns. Notwithstanding the foregoing, a Limited Partner may disclose Confidential Information on an "as needed" basis to a third party lending institution for the purpose of facilitating a loan by such third party lending institution to the Partner secured by the Limited Partner's Partnership Interest in accordance with this Agreement, as long as such third party lending institution agrees in writing to maintain the confidentiality of such Confidential Information (and not to disclose such Confidential Information other than as may reasonably be required in connection with the loan made by such third party lending institution to the Limited Partner).

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:

WEINGARTEN REALTY INVESTORS,
a Texas real estate investment trust

By:      /s/ M. Candace DuFour
            __________________________________
Name: M. Candace DuFour
            __________________________________
Title:   Sr. Vice President
            __________________________________

LIMITED PARTNERS:

                                                                                          /s/ Delbert A. Trautmann
                                                                                          _____________________________________
DELBERT A. TRAUTMANN

/s/ Richard S. Trautmann
_____________________________________
RICHARD S. TRAUTMANN

/s/ John A. Trautmann
_____________________________________
JOHN A. TRAUTMANN

/s/ Margaret Louise Trautmann
               _____________________________________
MARGARET LOUISE TRAUTMANN

/s/ Andrew Michael Trautmann
_____________________________________
ANDREW MICHAEL TRAUTMANN

/s/ Mary J. Polosky
               _____________________________________
MARY J. POLOSKY

MAGNIFICENT SEVEN, LLLP

By: MJTP, Inc., its general partner

By:      /s/ Mary J. Polosky
     ______________________________
Name:  Mary J. Polosky
     ______________________________
Title:   General Partner
     ______________________________

  PLANTATION CENTRE OF LAREDO, INC.

By:       /s/ Del A. Trautmann
          _________________________________________________________________________________________________
Name:  Del A. Trautmann
             _________________________________
Title:    President
             _________________________________

                                                                                          /s/ Robert W. Trautmann, Jr.
______________________________________
ROBERT W. TRAUTMANN, JR.

/s/ James A. Trautmann
               ______________________________________
JAMES A. TRAUTMANN

/s/ Anne T. Stanfill
               ______________________________________
ANNE T. STANFILL

/s/ Stephen Richard Trautmann
               ______________________________________
STEPHEN RICHARD TRAUTMANN

/s/ Eileen Trautmann Gutierrez
______________________________________
EILEEN TRAUTMANN GUTIERREZ

/s/ Daniel Trautmann
               ______________________________________
DANIEL TRAUTMANN

EXHIBIT A
PARTNERS, CAPITAL ACCOUNTS AND PARTNERSHIP INTERESTS

Name and Address	Initial Capital Account Balance	Number of Partnership Units	Percentage Interest	Shares Attributable to Units
GENERAL PARTNER:
Weingarten Realty Investors 2600 Citadel Plaza Drive Suite 300 Houston, Texas 77008	$25,568,955.28	25,568,955.28 Class B Units	99%	[N/A]
LIMITED PARTNERS:
Delbert A. Trautmann 7035 Bee Caves Road Suite 106 Austin, Texas 78746	$2,078,688	66,053 Class A Units	0.142395%	66,053
Richard S. Trautmann 901 Ohio Pike # 200 Cincinnati, OH 45245	$2,200,949	69,938 Class A Units	0.150773%	69,938
John A. Trautmann 901 Ohio Pike # 200 Cincinnati, OH 45245	$2,200,949	69,938 Class A Units	0.150773%	69,938
Margaret Louise Trautmann 901 Ohio Pike # 200 Cincinnati, OH 45245	$2,200,949	69,938 Class A Units	0.150773%	69,938
Andrew Michael Trautmann 9378 Arlington Expressway # 337 Jacksonville, FL 32225	$2,200,949	69,938 Class A Units	0.150773%	69,938
Mary J. Polosky 212 Shipmaster Drive Salem, South Carolina 29676	$2,203	70 Class A Units	0.000151%	70
Magnificent Seven, LLLP 212 Shipmaster Drive Salem, South Carolina 29676	$2,198,777	69,869 Class A Units	0.150624%	69,869

Exhibit A

Plantation Centre of Laredo, Inc. 7913 McPherson Road Suite 105 Laredo, Texas 78045	$189,386	6,018 Class A Units	0.012974%	6,018
Robert W. Trautmann, Jr. 7913 McPherson Road Suite 103 Laredo, Texas 78045	$220,888	7,019 Class A Units	0.015132%	7,019
James A. Trautmann 35 Wickhem Wood San Antonio, Texas 78218	$220,888	7,019 Class A Units	0.015132%	7,019
Anne T. Stanfill 27214 Ranchland View Boerne, Texas 78006	$220,794	7,016 Class A Units	0.015125%	7,016
Stephen Richard Trautmann 102 Kite Laredo, Texas 78045	$220,794	7,016 Class A Units	0.015125%	7,016
Eileen Trautmann Gutierrez 33 Wickhem Wood San Antonio, Texas 78218	$220,794	7,016 Class A Units	0.015125%	7,016
Daniel Trautmann 1517 Chancellor Lane McKinney, Texas 75070	$220,794	7,016 Class A Units	0.015125%	7,016

Exhibit A

EXHIBIT B

CAPITAL ACCOUNT MAINTENANCE RULES

1. Capital Accounts of the Partners

A. The Partnership shall maintain for each Partner a separate Capital Account in accordance with the rules of Regulations Section l.704-l(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions and any other deemed contributions made by such Partner to the Partnership pursuant to this Agreement and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 1.B hereof and allocated to such Partner pursuant to Section 6.1 of the Agreement and Exhibit C of the Agreement, and decreased by (x) the amount of cash or Agreed Value of all actual and deemed distributions of cash or property made to such Partner pursuant to the Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 1.B hereof and allocated to such Partner pursuant to Section 6.1 of the Agreement and Exhibit C of the Agreement.

B. For purposes of computing the amount of any item of income, gain, deduction or loss to be reflected in the Partners' Capital Accounts, unless otherwise specified in the Agreement, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes determined in accordance with Section 703(a) of the Code (for this purpose all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

(1) Except as otherwise provided in Regulations Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership, provided that the amounts of any adjustments to the adjusted bases of the assets of the Partnership made pursuant to Section 734 of the Code as a result of the distribution of property by the Partnership to a Partner (to the extent that such adjustments have not previously been reflected in the Partners' Capital Accounts) shall be reflected in the Capital Accounts of the Partners in the manner and subject to the limitations prescribed in Regulations Section l.704-1(b)(2)(iv) (m)(4).

(2) The computation of all items of income, gain, and deduction shall include items described in Sections 705(a)(l)(B) or 705(a)(2)(B) of the Code notwithstanding that they are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes.

(3) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

(4) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year.

Exhibit B-1

(5) In the event the Carrying Value of any Partnership Asset is adjusted pursuant to Section 1.D hereof, the amount of any such adjustment shall be taken into account as gain or loss from the disposition of such asset.

(6) Any items specially allocated under Section 1 of Exhibit C of the Agreement shall not be taken into account.

C. Generally, a transferee (including any Assignee) of a Partnership Unit shall succeed to a pro rata portion of the Capital Account of the transferor.

D. (1) Consistent with the provisions of Regulations Section 1.704-1(b)(2)(iv)(f), and as provided in Section 1.D(2), the Carrying Values of all Partnership assets shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as of the times of the adjustments provided in Section 1.D(2) hereof, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property and allocated pursuant to Section 6.1 of the Agreement.

(2) Such adjustments shall be made as of the following times: (a) immediately prior to the acquisition of an additional interest in the Partnership by any new or existing Partner in exchange for more than a de minimis Capital Contribution; (b) immediately prior to the distribution by the Partnership to a Partner of more than a de minimis amount of property as consideration for an interest in the Partnership; and (c) immediately prior to the liquidation of the Partnership within the meaning of Regulations Section 1.704-l(b)(2)(ii)(g), provided however that adjustments pursuant to clauses (a) and (b) above shall be made only if the General Partner determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership.

(3) In accordance with Regulations Section 1.704-l(b)(2)(iv)(e), the Carrying Value of Partnership assets distributed in kind shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, immediately before the time any such asset is distributed.

(4) In determining Unrealized Gain or Unrealized Loss for purposes of this Exhibit B, the fair market value of each Partnership asset (including cash or cash equivalents) shall be determined by the General Partner using such reasonable methods of valuation as it may adopt, or in the case of a liquidating distribution pursuant to Article XIII of the Agreement, shall be determined and allocated by the Liquidator using such reasonable methods of valuation as it may adopt.

E. The provisions of the Agreement (including this Exhibit B and the other Exhibits to the Agreement) relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the General Partner shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Partnership, the General Partner, or the Limited Partners) are computed in order to comply with such Regulations, the General

Exhibit B-2

Partner may make such modification without regard to Article XIV of the Agreement, provided that it is not likely to have a material effect on the amounts distributable to any Person pursuant to Article V or Article XIII of the Agreement during the operation or upon the dissolution of the Partnership. The General Partner also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Partners and the amount of Partnership capital reflected on the Partnership's balance sheet, as computed for book purposes, in accordance with Regulations Section l.704-l(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section l.704-1(b).

2. No Interest

No interest shall be paid by the Partnership on Capital Contributions or on balances in Partners' Capital Accounts.

3. No Withdrawal

No Partner shall be entitled to withdraw any part of its Capital Contribution or Capital Account or to receive any distribution from the Partnership, except as provided in Articles V and XIII of the Agreement.

Exhibit B-3

EXHIBIT C

SPECIAL ALLOCATION RULES

1. Special Allocation Rules.

Notwithstanding any other provision of the Agreement or this Exhibit C, the following special allocations shall be made in the following order:

A. Minimum Gain Chargeback. Notwithstanding the provisions of Section 6.1 of the Agreement or any other provisions of this Exhibit C, if there is a net decrease in Partnership Minimum Gain during any Partnership Year, each Partner shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner's share of the net decrease in Partnership Minimum Gain, as determined under Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(f)(6). This Section 1.A is intended to comply with the minimum gain chargeback requirements in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

B. Partner Minimum Gain Chargeback. Notwithstanding any other provision of Section 6.1 of this Agreement or any other provisions of this Exhibit C (except Section 1.A hereof which shall be applied first), if there is a net decrease in Partner Minimum Gain attributable to a Partner Nonrecourse Debt during any Partnership Year, each Partner who has a share of the Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner's share of the net decrease in Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each General Partner and Limited Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(i)(4). This Section 1.B is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

C. Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Regulations Sections 1.704-l(b)(2)(ii)(d)(4), l.704-1(b)(2)(ii)(d)(5), or 1.704-l(b)(2)(ii)(d)(6), and after giving effect to the allocations required under Sections 1.A and 1.B hereof with respect to such Partnership Year, such Partner has an Adjusted Capital Account Deficit, items of Partnership income and gain (consisting of a pro rata portion of each item of Partnership income, including gross income and gain for the Partnership Year) shall be specially allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Regulations, its Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This Section 1.C is intended to constitute a "qualified income offset" under Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

Exhibit C-1

D. Gross Income Allocation. In the event that any Partner has an Adjusted Capital Account Deficit at the end of any Partnership Year (after taking into account allocations to be made under the preceding paragraphs hereof with respect to such Partnership Year), each such Partner shall be specially allocated items of Partnership income and gain (consisting of a pro rata portion of each item of Partnership income, including gross income and gain for the Partnership Year) in an amount and manner sufficient to eliminate, to the extent required by the Regulations, its Adjusted Capital Account Deficit.

E. Nonrecourse Deductions. Nonrecourse Deductions for any Partnership Year shall be allocated to the Partners in proportion to their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized to revise the prescribed ratio for such Partnership Year to the numerically closest ratio which would satisfy such requirements.

F. Partner Nonrecourse Deductions. Any Partner Nonrecourse Deductions for any Partnership Year shall be specially allocated to the Partner who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Regulations Sections 1.704-2(b)(4) and 1.704-2(i).

G. Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Regulations Section 1.704-l(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

2. Allocations for Tax Purposes.

A. Except as otherwise provided in this Section 2, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit C.

B. In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, and deduction shall be allocated for federal income tax purposes among the Partners as follows:

(1)    (a) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners consistent with the principles of Section 704(c) of the Code to take into account the variation between the 704(c) Value of such property and its adjusted basis at the time of contribution; and

      (b) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative

Exhibit C-2

item of "book" gain or loss is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit C.

(2)    (a) In the case of an Adjusted Property, such items shall

(i) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Exhibit B;

(ii) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 2.B(1) of this Exhibit C; and

                 (b) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner its correlative item of "book" gain or loss is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit C.

C. To the extent Regulations promulgated pursuant to Section 704(c) of the Code permit a Partnership to utilize alternative methods to eliminate the disparities between the Carrying Value of property and its adjusted basis, the General Partner shall have the authority in its sole discretion to elect the method to be used by the Partnership and such election shall be binding on all Partners; provided, however, that notwithstanding the foregoing the Partnership shall use the traditional method of making the allocations required by Section 704(c) of the Code with respect to the Properties (and any replacement property therefor to which there attaches all or any portion of the Book-Tax Disparity as of the Effective Date with respect to the Properties).

Exhibit C-3

EXHIBIT D-1

FORM OF NOTICE OF PUT

The undersigned hereby irrevocably (i) exercises its Put Right with regard to _______ of its Class A Units in WRI__________, L.P. in accordance with the terms of the Agreement of Limited Partnership of WRI__________, L.P., as amended, (the "Partnership Agreement") and the Put Right referred to therein, (ii) surrenders such Class A Units and all right, title and interest therein and (iii) directs that the Consideration (as determined in accordance with the provisions of the Partnership Agreement) deliverable upon exercise of the Put Right be delivered to the address specified below, and if Shares are to be delivered, such Shares be registered or placed in the name(s) and at the address(es) specified below. The undersigned hereby represents, warrants, and certifies that the undersigned (a) has marketable and unencumbered title to such Class A Units, free and clear of any liens, encumbrances, liabilities, charges, claims or rights of or interests of any other person or entity (other than the security interest created pursuant to Section 10.5 of the Partnership Agreement), (b) has the full right, power and authority to transfer and surrender such Class A Units as provided herein; (c) has obtained the consent or approval of all persons or entities, if any, having the right to consult or approve such redemption and surrender; and (d) has paid to WRI _______________, L.P. or its general partner any sums owing to WRI ______________, L.P. or its general partner pursuant to Section 10.5 of the Partnership Agreement.

Dated: ______________________________

By:______________________________________________

Name:____________________________________________

Title:_____________________________________________

IF CONSIDERATION PAID IN SHARES,
SHARES ARE TO BE ISSUED TO:

Name:________________________________________

Address:_______________________________________

Please insert social security or taxpayer identification number:_____________________________________________________

Exhibit D-1

EXHIBIT D-2

FORM OF CALL NOTICE

The undersigned hereby irrevocably exercises its Call Right with regard to all of the Call Units owned by _______________ in WRI__________, L.P. in accordance with the terms of the Agreement of Limited Partnership of WRI__________, L.P., as amended (the "Partnership Agreement") and the Call Right referred to therein. The undersigned shall pay the [Cash Amount/Share Consideration] (as determined in accordance with the provisions of the Partnership Agreement) to __________ at the notice address of __________ provided in the Partnership Agreement upon receipt of (1) the duly executed Partnership Unit Certificate of __________ transferring all right, title and interest in __________ Class A Units to the undersigned, (2) if Shares are to be delivered, instructions as to the name and address and social security number or taxpayer identification number of the person or entity to whom such Shares will be registered or placed, and (3) the representation, warranty and certification of __________ that __________ (a) has marketable and unencumbered title to such Class A Units, free and clear of any liens, encumbrances, liabilities, charges, claims or other rights of or interests of any other person or entity (other than the security interest created pursuant to Section 10.5 of the Partnership Agreement), (b) has the full right, power and authority to transfer and surrender such Class A Units as provided herein, (c) has obtained the consent or approval of all persons or entities, if any, having the right to consult or approve such redemption and surrender and (d) has paid to WRI ______________, L.P. or its general partner any sums owing WRI _______________, L.P. or its general partner pursuant to Section 10.5 of the Partnership Agreement.

WEINGARTEN REALTY INVESTORS,
a Texas real estate investment trust

By:________________________________________________

Name:______________________________________________

Title:_______________________________________________

Exhibit D-2

EXHIBIT E-1

DESCRIPTION OF PLANTATION CENTER PROPERTY

The Surface Estate only of Lots Number Three (3), Four (4) and Five (5) in Block Number One (1), Plantation Centre, Unit 1, as per plat recorded in Volume 17, Page 41, Webb County Plat Records, and amended plat thereof recorded in Volume 17, Page 74, Webb County Plat Records.

Together with rights of ingress and egress as set out in Cross Access Easement Agreement recorded in Volume 564, Page 133, Official Public Records, and as set out in Easement Agreement recorded in Volume 573, Page 620, Official Public Records of Webb County, Texas.

Exhibit E-1

EXHIBIT E-2

DESCRIPTION OF NORTH CREEK PLAZA PROPERTY

PHASE I

Parcel 1: The Surface Estate Only in and to Lot Seven (7), Block One (1), North Creek Plaza, Phase 2, situated in the City of Laredo, Webb County, Texas, according to plat thereof recorded in Volume 13, Page 24, Plat Records of Webb County, Texas.

Parcel 2: The Surface Estate Only in and to Lots Nine-B (9B) and Eleven-A (11A), Block One (1), North Creek Plaza, Phase 2, situated in the City of Laredo, Webb County, Texas, according to replat thereof recorded in Volume 15, Page 88, Plat Records of Webb County, Texas.

Parcel 3: The Surface Estate Only in and to Lots One-B (1B) and One-C (1C), Block One (1), North Creek Plaza, Phase 2, situated in the City of Laredo, Webb County, Texas, according to replat of Lot 1 thereof recorded in Volume 12, Page 31, Plat Records of Webb County, Texas.

Parcel 4: The Surface Estate Only in and to Lot Four-B (4B), Block One (1), North Creek Plaza, situated in the City of Laredo, Webb County, Texas, according to replat thereof recorded in Volume 17, Page 67, Plat Records of Webb County, Texas.

All parcels together with rights of ingress and egress as set out in Reciprocal Easement Agreement by and between HEB Grocery Company LP and North Creek Group, Ltd., recorded in Volume 1380, Page 121, Official Public Records of Webb County, Texas.

All parcels together with rights as set out in Operation and Easement Agreement between Dayton Hudson Corporation and Codam Investments and Del Mar Investment Group, recorded in Volume 1509, Pages 44, 64 and 77, Real Property Records of Webb County, Texas; amended by instrument recorded in Volume 51, Page 225, Volume 51, Page 279, Volume 51, Page 339, Volume 149, Page 496, Volume 701, Page 615 and Volume 730, Page 676, of the Official Public Records of Webb County, Texas.

PHASE II

Parcel 1: The Surface Estate Only in and to Lot Nine-F (9F), Block One (1), North Creek Plaza, Phase 2, situated in the City of Laredo, Webb County, Texas, according to replat thereof recorded in Volume 19, Page 40, Plat Records of Webb County, Texas.

Parcel 2: Lot Three-E (3E), North Creek Plaza, situated in the City of Laredo, Webb County, Texas, according to replat of Lot 3C recorded in Volume 18, Page 65, Plat Records of Webb County, Texas.

Parcel 3: The Surface Estate Only in and to Lot Six (6), North Creek Plaza, situated in the City of Laredo, Webb County, Texas, according to plat thereof recorded in Volume 11, Page 6, Plat Records of Webb County, Texas.

Exhibit E-2

All parcels together with rights of ingress and egress as set out in Easement Agreement for Ingress and Egress by and between Codam Investments and Del Mar Investment Group, and TPI Restaurants, Inc. recorded in Volume 33, Page 222 and Page 235, Official Public Records of Webb County, Texas.

All parcels together with rights as set out in Operation and Easement Agreement for between Dayton Hudson Corporation and Codam Investments and Del Mar Investment Group recorded in Volume 1509, Pages 44, 64 and 77, Real Property Records of Webb County, Texas; amended by instrument recorded in Volume 51, Page 225, Volume 51, Page 279, Volume 51, Page 339, Volume 149, page 496, Volume 701, Page 615 and Volume 730, Page 676, of the Official Public Records of Webb County, Texas.

Exhibit E-2

EXHIBIT F

CERTIFICATE FOR
CLASS A UNITS OF
WRI TRAUTMANN, L.P.

No. 001	__________ Class A Units
Weingarten Realty Investors, a Texas real estate investment trust (the "General Partner"), as the general partner of WRI Trautmann, L.P., a Delaware limited partnership (the "Operating Partnership"), hereby certifies that _______________ is the owner of _______________ (__________) fully paid Class A Units of the Operating Partnership transferable on the books of the Operating Partnership in person or by duly authorized attorney in accordance with the terms of that certain Amended and Restated Agreement of Limited Partnership of WRI Trautmann, L.P. dated as of August ___, 2004 by and among the General Partner and the limited partners named therein, as amended (the "Partnership Agreement"). This Certificate and the Class A Units represented hereby are issued and shall be held subject to all of the provisions of the Partnership Agreement as it may be amended or supplemented from time to time.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT AS PROVIDED IN THE PARTNERSHIP AGREEMENT. IN ADDITION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF (OTHER THAN PURSUANT TO SECTION 8.6 OR 8.7 OF THE PARTNERSHIP AGREEMENT) IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE OPERATING PARTNERSHIP HAS BEEN FURNISHED WITH AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE GENERAL PARTNER, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE GENERAL PARTNER, TO THE EFFECT THAT SUCH TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION MAY BE EXECUTED WITHOUT REGISTRATION UNDER THE ACT AND UNDER APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS.

Dated: _______________, 2004                                        WRI Trautmann, L.P.,
a Delaware limited partnership

By: Weingarten Realty Investors,
        its general partner

By:____________________________________
Name:__________________________________
Title:___________________________________

Exhibit F

EXHIBIT G-1

REQUIRED AMOUNTS (NORTH CREEK PLAZA)
OF CONTRIBUTOR LPs

Contributor LPs	Required Amount

Delbert A. Trautmann	$-0-
Richard S. Trautmann	$-0-
John A. Trautmann	$-0-
Margaret Louise Trautmann	$-0-
Andrew Michael Trautmann	$-0-
Mary J. Polosky	$-0-
Magnificent Seven, LLLP	$-0-
Robert W. Trautmann, Jr.	$-0-
James A. Trautmann	$-0-
Anne T. Stanfill	$-0-
Stephen Richard Trautmann	$-0-
Eileen Trautmann Gutierrez	$-0-
Daniel Trautmann	$-0-
$-0-

Exhibit G-1

EXHIBIT G-2

REQUIRED AMOUNTS (PLANTATION CENTRE)
OF CONTRIBUTOR LPs

Contributor LPs	Required Amount
Delbert A. Trautmann	$74,813
Richard S. Trautmann	$79,214
John A. Trautmann	$79,214
Margaret Louise Trautmann	$79,214
Andrew Michael Trautmann	$79,214
Mary J. Polosky	$79
Magnificent Seven, LLLP	$79,135
Plantation Centre Of Laredo, Inc.	$19,399
Robert W. Trautmann, Jr.	$8,809
James A. Trautmann	$8,809
Anne T. Stanfill	$8,798
Stephen Richard Trautmann	$8,798
Eileen Trautmann Gutierrez	$8,798
Daniel Trautmann	$8,798
Total	$543,092

Exhibit G-2

EXHIBIT H

CAPITAL CONTRIBUTIONS

Holder of Class A Units	Capital Contribution
Delbert A. Trautmann	$2,078,688
Richard S. Trautmann	$2,200,949
John A. Trautmann	$2,200,949
Margaret Louise Trautmann	$2,200,949
Andrew Michael Trautmann	$2,200,949
Mary J. Polosky	$2,203
Magnificent Seven, LLLP	$2,198,777
Plantation Centre Of Laredo, Inc.	$189,386
Robert W. Trautmann, Jr.	$220,888
James A. Trautmann	$220,888
Anne T. Stanfill	$220,794
Stephen Richard Trautmann	$220,794
Eileen Trautmann Gutierrez	$220,794
Daniel Trautmann	$220,794

Exhibit H

SCHEDULE 1

704(c) Values and Agreed Values of Properties

The Limited Partners have collectively contributed, for Class A Units: (a) an undivided 50.391302% interest in Plantation, with an aggregate 704(c) Value of $9,486,666 and an aggregate Agreed Value of $5,301,612; and (b) an undivided 48.835688% interest in North Creek, with an aggregate 704(c) Value of $16,615,066 and an aggregate Agreed Value of $9,296,196.

Details of the 704(c) Values and the Agreed Values of the undivided interests contributed by each such Limited Partner follow.

Plantation:

Partner	% Interest	704(c) Value	Agreed Value

Delbert A. Trautmann	6.941666%	$1,306,838	$730,325
Richard S. Trautmann	7.349996%	$1,383,710	$773,285
John A. Trautmann	7.349996%	$1,383,710	$773,285
Margaret Louise Trautmann	7.349996%	$1,383,710	$773,285
Andrew Michael Trautmann	7.349996%	$1,383,710	$773,285
Mary J. Polosky	0.007363%	$1,386	$775
Magnificent Seven, LLLP	7.342663%	$1,382,330	$772,513
Plantation Centre of Laredo, Inc.	1.800010%	$338,870	$189,377
Robert W. Trautmann, Jr.	0.817206%	$153,847	$85,977
James A. Trautmann	0.817206%	$153,847	$85,977
Anne T. Stanfill	0.816301%	$153,677	$85,882
Stephen Richard Trautmann	0.816301%	$153,677	$85,882
Eileen Trautmann	0.816301%	$153,677	$85,882
Daniel Trautmann	0.816301%	$153,677	$85,882
TOTAL	50.391302%	$9,486,666	$5,301,612

Schedule 1, page 1

North Creek:

Partner	% Interest	704(c) Value	Agreed Value

Delbert A. Trautmann	7.083339%	$2,409,920	$1,348,360
Richard S. Trautmann	7.499996%	$2,551,678	$1,427,674
John A. Trautmann	7.499996%	$2,551,678	$1,427,674
Margaret Louise Trautmann	7.499996%	$2,551,678	$1,427,674
Andrew Michael Trautmann	7.499996%	$2,551,678	$1,427,674
Mary J. Polosky	0.007494%	$2,550	$1,426
Magnificent Seven, LLLP	7.492503%	$2,549,128	$1,426,248
Robert W. Trautmann, Jr.	0.708728%	$241,126	$134,911
James A. Trautmann	0.708728%	$241,126	$134,911
Anne T. Stanfill	0.708728%	$241,126	$134,911
Stephen Richard Trautmann	0.708728%	$241,126	$134,911
Eileen Trautmann	0.708728%	$241,126	$134,911
Daniel Trautmann	0.708728%	$241,126	$134,911
TOTAL	48.835688%	$16,615,066	$9,296,196

Schedule 1

SCHEDULE 2

List of WRI and Property Tenants in which Limited Partners
own actually or constructively more than five percent (5%)

Del Trautmann has a 33.33% ownership interest in the Quiznos tenant located at Plantation Center.

Eileen T. Gutierrez is (since 2/27/04) married to Robert Gutierrez who owns 90% of the stock of Armadillo Homes, a tenant at Plantation Center.

Several of the limited partners own ownership interests in Armadillo Homes, a tenant at Plantation Center, which individually are less than 5% but which in the aggregate exceed 5%.

Schedule 2